UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 30, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES THEREIN TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURTIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1.1 Introduction
PRESENTATION OF INFORMATION
In this Report on Form 6-K (“Form 6-K”), and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”)  and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.
All references to IFRS-IASB in this Form 6-K refer to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), including the decisions ING Group made with regard to the options available under IFRS as issued by the IASB.
All references to IFRS-EU in this Form 6-K refer to International Financial Reporting Standards as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The published 2008 Consolidated Annual Accounts of ING Group are presented in accordance with IFRS-EU. The Annual Accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
The financial information in this Form 6-K is prepared under IFRS-IASB as required by the SEC. This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different shareholders’ equity and net result amounts compared to those disclosed in this Form 6-K.
A reconciliation between IFRS-EU and IFRS-IASB is included on page 24.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (“US GAAP”).
Underlying result before tax is included within this Form 6-K as this is the performance measure utilized by the Group for segment reporting. Refer to page 50 for the reconciliation of underlying net result to net result by reporting segment.
Unless otherwise specified or the context otherwise requires, references to “US$” and “Dollars” are to United States dollars and references to “EUR” are to euros.
Small differences are possible in the tables due to rounding.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.
Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities.
ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
IMPORTANT EVENTS AND TRANSACTIONS
ING Group and the Dutch government (‘State’) reached an agreement on an Illiquid Assets Back-Up Facility (‘Facility’) on January 26, 2009; the transaction closed on March 31, 2009. The Facility covers the Alt-A portfolios of both ING Direct US and ING Insurance Americas, with a par value of EUR 30 billion. Under the Facility, ING has transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State has become the economic owner. The transaction price remains payable by the State to ING and will be redeemed over the remaining life. Furthermore, under the Facility other fees will have to be paid by both ING and the State. As a result of the transaction ING derecognized 80% of the Alt-A portfolio from the balance sheet and recognized a receivable on the Dutch State.
The overall sales proceeds amounts to EUR 22.4 billion. The amortized cost (after prior impairments) at the date of the transaction was also approximately EUR 22.4 billion. The transaction (the difference between the sales proceeds and amortized cost) resulted in a loss of EUR 109 million after tax. The fair value under IFRS at the date of the transaction was EUR 15.2 billion. The difference between the sales proceeds and the fair value under IFRS is an integral part of the transaction and therefore accounted for as part of the result on the transaction. The transaction resulted in a reduction of the negative revaluation -and therefore increase equity- by approximately EUR 5 billion (after tax).
The valuation method of the 20% Alt-A securities in the IFRS balance sheet is not impacted by this transaction. The methodology used to determine the fair value for these assets in the balance sheet under IFRS is disclosed in the 2008 Consolidated Annual Accounts of ING Group.
The European Commission has temporarily approved ING Groep N.V.’s Core Tier 1 securities and the Illiquid Assets Back-up Facility with the Dutch State. Final approval requires ING Groep N.V. to submit a restructuring plan in accordance with guidelines published by the Commission on July 22, 2009 for financial institutions that received aid in the context of the financial crisis. ING Groep N.V. is currently reviewing strategic options to facilitate its continued transformation and realize its ambition to repay the Dutch State. The process will also support ING Groep N.V.’s efforts to meet the restructuring requirements set out in the guidelines published by the European Commission. The state aid process is formally one between the Dutch Ministry of Finance and the Commission, and ING Groep N.V. is working constructively with both parties to come to a resolution in the interest of all stakeholders. In-depth discussions will soon commence, the outcome of which can not be predicted, but could lead to significant changes for ING Group going forward.

1.2 Consolidated results of operations
The following information should be read in conjunction with, and is qualified by reference to the Group’s condensed consolidated interim accounts and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Retail Banking, ING Direct, Commercial Banking, Insurance Europe, Insurance Americas and Insurance Asia/Pacific, using the financial performance measure of underlying result before tax. Underlying result before tax is defined as result before tax excluding, as applicable for each respective segment, result from divested units, gains/losses on divestments, certain restructuring charges and other non-operating income/expense.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestments as the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time. Refer to the reconciliation of underlying result before tax to result before tax by segment in Note 2.5.13 to our condensed consolidated interim accounts.
The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2009 and 2008:

	Banking(1)		Insurance(1)		Eliminations		Total
			Six months ended June 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(EUR millions)

Gross premium income			16,183	23,729			16,183	23,729
Interest result banking operations	6,223	5,225			43	24	6,180	5,201
Commission income	1,274	1,472	969	1,008			2,243	2,480
Investment and Other income	(1,181)	2,107	1,263	5,122	128	91	(46)	7,138

Total income	6,316	8,805	18,415	29,858	171	115	24,560	38,548

Underwriting expenditure			16,664	24,644			16,664	24,644
Other interest expenses			542	598	171	115	371	483
Operating expenses	5,151	5,010	2,303	2,665			7,454	7,675
Impairments insurance/Addition to loan loss provision banking	1,625	331	36	37			1,661	368

Total expenditure	6,776	5,341	19,545	27,944	171	115	26,150	33,170

Result before tax	(461)	3,463	(1,130)	1,914			(1,591)	5,377
Taxation	(167)	897	(181)	186			(348)	1,083

Result before minority interests	(294)	2,566	(949)	1,728			(1,243)	4,294
Minority interests	(109)	(33)	6	34			(103)

Net result	(185)	2,599	(955)	1,694			(1,140)	4,294

Result before tax	(461)	3,463	(1,130)	1,914			(1,591)	5,377
Gains/losses on divestments(2)			54	(47)			54	(47)
Result divested units				(135)				(135)
Special items (3)	385	164	375	—			760	164

Underlying result before tax	(76)	3,627	(701)	1,732			(776)	5,358

(1)	Excluding intercompany eliminations.

(2)	Divestments Insurance: sale Canada (EUR 46 million, other EUR 8 million, 2009), sale NRG (EUR 15 million, 2008), sale Chile Health business (EUR (62) million, 2008).

(3)	Special items Banking: restructuring provision, as part of the initiative to reduce operating expenses ING Group by EUR 1 billion for the year 2009, (EUR 317 million, 2009), Illiquid Assets Back-up Facility (EUR (70) million, 2009) provision for Retail Netherlands Strategy (EUR 98 million, 2009, EUR 164 million, 2008), not launching ING Direct Japan (EUR 39 million, 2009). Special items Insurance: restructuring provision (EUR 257 million, 2009), Illiquid Assets Back-up Facility (EUR 118 million, 2009).

GROUP OVERVIEW
The result before tax of the Group for the six months ended June 30, 2009 decreased by EUR 6,968 million, or 129.6%, to EUR (1,591) million, from EUR 5,377 million for the six months ended June 30, 2008. This reflects a decrease of 113.3% and 159.0%, respectively, for the Group’s banking and insurance operations. Excluding special items of EUR 760 million and EUR 164 million in the first six months of 2009 and 2008, respectively, related to the Retail Netherlands Strategy (under which Postbank and ING Bank will join forces under a single ING brand), restructuring provisions (as part of the initiative to reduce operating expenses for the Group by EUR 1 billion in 2009) and the result on the Alt A-portfolio (full risk transfer to the Dutch State on 80% of the Alt-A portfolio) and divestments which influenced result before tax by EUR 54 million in the first six months of 2009 (mainly Taiwan and Canada), and by EUR (182) million (including result divested units) in the first six months of 2008 (mainly NRG and Chile Health), underlying result before tax decreased by EUR 6,134 million, or 114.5%, from EUR 5,358 million to EUR (776) million. The underlying results of ING’s banking operations decreased in all banking business lines as they were affected by higher risk costs stemming from deteriorating credit conditions, slightly offset by an increase in the interest margin due to a favorable interest rate environment. Underlying result before tax of ING Direct decreased by 139.3% due to impairments on the investment portfolio and a rise in loan loss provisions. Also, underlying result before tax in all three insurance business lines: Europe, Americas and Asia/Pacific, decreased significantly due to weak economic and market conditions, although Insurance Europe and Asia/Pacific still booked positive results. Especially, Insurance Americas showed negative results due to weak product sales and the de-risking of variable annuity products. Result from life insurance and non-life insurance decreased by 151.4% and 71.7%, respectively.
The Group’s tax charge for the six months ended June 30, 2009 decreased to EUR (348) million from EUR 1,083 million for the six months ended June 30, 2008. This represents an overall effective tax rate of 21.9% for the six months ended June 30, 2009, from 20.1% for the six months ended June 30, 2008. The effective tax rate in the insurance operations was 16.0% in the first six months of 2009 compared with 9.7% in the corresponding period in 2008. In the banking operations the tax rate was 36.2% compared with 25.9% for the six months ended June 30, 2008.
Net result for the six months ended June 30, 2009 decreased by EUR 5,434 million, or 126.5%, to EUR (1,140) million from EUR 4,294 million for the six months ended June 30, 2008. Net result from the banking operations decreased 107.1% to EUR (185) million, as higher interest results and a lower effective tax rate were offset by a decline in investment income and higher risk costs due to the economic downturn. Net result from insurance operations decreased 156.4% to EUR (955) million mainly due to lower premium and investment income partly offset by decreased underwriting expenditure and taxation.
The capital coverage ratio for ING’s insurance operations increased to 257% of regulatory requirements at the end of June 2009, compared with 256% at December 31, 2008. The Tier-1 ratio of ING Bank N.V. stood at 7.4% on June 30, 2009 and 7.3% as at December 31, 2008, well above the regulatory required minimum level of 4%.
BANKING OPERATIONS
Income
Total income from banking decreased by 28.3%, or EUR 2,489 million, to EUR 6,316 million from EUR 8,805 million for the six months ended June 30, 2008, mainly due to a strong decrease in investment and other income (especially the valuation results from non-trading derivatives), partly offset by a strong growth in interest result.
The net interest result for the six months ended June 30, 2009 increased by EUR 998 million, or 19.1%, to EUR 6,223 million, from EUR 5,225 million for the six months ended June 30, 2008, attributable to Commercial Banking (EUR 646 million), ING Direct (EUR 343 million), Retail Banking (EUR 35 million) and Corporate Line (EUR (27) million). The total interest margin in the six months ended June 30, 2009 was 1.24%, an increase of 21 basis points compared with the six months ended June 30, 2008, mainly due to the de-leveraging of the balance sheet (estimated effect 10 basis points), higher interest margins at ING Direct (effect 4 basis points) and higher margins in Commercial Banking.
Commission income for the six months ended June 30, 2009 decreased by EUR 198 million, or 13.5%, to EUR 1,274 million, from EUR 1,472 million for the six months ended June 30, 2008. The decrease is primarily due to EUR 167 million lower management fees (as a result of lower asset values, especially in Retail Banking and ING Real Estate), EUR 15 million lower funds transfer commission and EUR 34 million lower other commission income, only partly compensated by EUR 25 million higher securities business commission.
Investment and Other income decreased by EUR 3,288 million to EUR (1,181) million for the six months ended June 30, 2009, from EUR 2,107 million for the six months ended June 30, 2008. The decrease reflects EUR 583 million of impairments, primarily on debt securities, and EUR 370 million of negative fair value changes on direct real estate investments in the first six months of 2009. In the first six months of 2008 impairments were EUR 136 million and fair value changes on direct real estate investments amounted to negative EUR 221 million. EUR 79 million lower realized gains on sale of equity securities and EUR 38 million lower dividend income were more than compensated by EUR 183 million higher realized gains on sale of bonds. The decline in Other income is mainly caused by EUR 2,456 million lower valuation results from non-trading derivatives, for which hedge accounting is not applied, and EUR 257 million higher losses from associates (mainly at ING Real Estate due to the downward valuation of listed funds).

Expenses
Operating expenses for the six months ended June 30, 2009 increased by EUR 141 million, or 2.8%, to EUR 5,151 million, from EUR 5,010 million for the six months ended June 30, 2008. The increase is fully caused by the special items
(in the first six months of 2009 EUR 488 million and in the first six months of 2008 EUR 163 million), mainly provisions and costs related to the Retail Netherlands Strategy and the restructuring as part of the Bank initiative to reduce operating expenses by EUR 650 million in 2009. Excluding the special items, operating expenses declined by EUR 184 million, or 3.8%. The positive impact of the cost-containment initiatives was partly offset by EUR 76 million of impairments on real estate development projects and a EUR 84 million increase of deposit insurance premiums paid by ING Direct. The cost/income ratio deteriorated to 81.6% in the first six months of 2009 from 56.9% in the first six months of 2008 driven by the sharp decline in investment and other income.
Addition to the provision for loan losses
The provision for loan losses reflected an addition of EUR 1,625 million for the six months ended June 30, 2009, compared with an addition of EUR 331 million for the first half of 2008, representing an increase of EUR 1,294 million, of which EUR 612 million is attributable to Commercial Banking, EUR 438 million to Retail Banking and EUR 244 million to ING Direct.
Result before tax and net result
The result before tax for the six months ended June 30, 2009 decreased by EUR 3,924 million, or 113.3%, to a loss of EUR 461 million, from EUR 3,463 million for the six months ended June 30, 2008. Net result decreased by EUR 2,784 million, or 107.1%, to a loss of EUR 185 million.
Underlying result before tax
The underlying result before tax, which excludes the effects of divestments and special items, decreased by EUR 3,703 million, or 102.1%, from EUR 3,627 million in the first six months of 2008 to a loss of EUR 76 million in the first six months of 2009.
INSURANCE OPERATIONS
Income
Total income from insurance operations for the six months ended June 30, 2009 decreased by EUR 11,443 million, or 38.3% to EUR 18,415 million from EUR 29,858 million for the six months ended June 30, 2008. Total premium income decreased by 31.8%, or EUR 7,546 million, most notably in the United States and Asia/Pacific caused by lower sales of single premium investment-oriented products and the divestment of ING Canada and Taiwan.
Commission income decreased by EUR 37 million, or 3.7%, to EUR 971 million in the first six months of 2009 as compared to EUR 1,008 million in the first six months of 2008 mainly due to lower asset balances in Asia/Pacific and Europe.
Investment and Other income decreased by EUR 3,861 million or 75.4% to EUR 1,261 million in the first six months of 2009 as compared to EUR 5,122 million in the first six months of 2008 due to negative revaluations of real estate and capital losses on equity and debt securities as well as negative fair value changes on hedge positions in all insurance business lines. Losses on the hedges related to variable annuity guarantees were largely offset by favourable developments in the variable annuity guaranteed benefit reserves, DAC amortization and DAC unlocking, which are reflected in underwriting expenditure.
Expenses
Operating expenses of the insurance operations over the first six months of 2009 decreased by EUR 362 million, or 13.6%, to EUR 2,303 million, from EUR 2,665 million for the first six months of 2008.
All business lines contributed to this result through cost-containment measures; sales-related expenses were also down on lower production.
Result before tax and net result
The result before tax from the Group’s insurance activities for the six months ended June 30, 2009 decreased by EUR 3,044 million, or 159.0%, to EUR (1,130) million, from EUR 1,914 million for the six months ended June 30, 2008. Net result for the Group’s insurance operations for the six months ended June 30, 2009 decreased by EUR 2,649 million, or 156.4%, to EUR (955) million, from EUR 1,694 million for the six months ended June 30, 2008.
Underlying result before tax
Underlying result before tax from the insurance operations decreased by 140.5% or EUR 2,433 million to EUR (701) million from EUR 1,732 million in the first six months of 2008. Underlying result of Insurance Europe decreased by EUR 678 million, or 91.1%, to EUR 58 million due to lower direct investment income, negative revaluations on equity options to hedge equity investments, higher non-life claims and an addition to the provision for guaranteed pension contracts, partly offset by lower operating expenses. Underlying result before tax in Insurance Americas decreased by 153.9% from EUR 471 million in the first six months of 2008 to EUR (254) million in the first six months of 2009 due to investment losses, DAC unlocking, lower fee income and higher guaranteed benefit costs. Underlying result from Insurance Asia decreased by 83.3% to EUR 52 million mainly due to a negative swing on SPVAs in Japan due to intense market volatility, a provision on a buyback guarantee in New Zealand and an impairment on debt holdings in India. The corporate line decreased by 353.9% from EUR 219 million to EUR (556) million mainly due to lower gains and higher impairments on public equity and lower fair value changes equity derivatives.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s condensed consolidated assets and liabilities at June 30, 2009 and December 31, 2008:

	June 30,	Dec. 31,
(amounts in EUR billion)	2009	2008

Financial assets at fair value through P&L	238.9	280.5
Investments	207.5	258.3
Loans and advances to customers	585.9	616.8
Total assets (1)	1,184.3	1,328.6

Life	214.6	212.4
Non-life	3.9	7.3
Investment contracts	19.5	21.1

Insurance and investment contracts	238.0	240.8
Amounts due to banks	104.1	152.3
Customer deposits and other funds on deposit	461.8	522.8
Financial liabilities at fair value through P&L	149.3	188.4
Debt securities in issue/other borrowed funds	149.3	127.7
Total liabilities (including minority interests) (1)	1,153.7	1,302.0
Non-voting equity securities	10.0	10.0
Shareholders’ equity (parent)	19.6	15.1
Shareholders’ equity per ordinary share (in EUR)	9.67	7.44

(1)	For a complete balance sheet reference is made to page 16: Condensed Consolidated Balance Sheet of ING Group
Total assets
Total assets decreased by EUR 144.3 billion, or 10.9%, in the first six months of 2009 to EUR 1,184.3 billion from EUR 1,328.6 billion at December 31, 2008, primarily reflecting a decrease of Loans and advances to customers of EUR 31 billion, a decrease of Financial assets at fair value through P&L of EUR 42 billion and a decrease of Investments of EUR 51 billion.
Loans and advances to customers
Loans and advances to customers decreased by EUR 31 billion, or 5.0%, to EUR 586 billion at June 30, 2009. Of this amount EUR 31 billion refers to Loans and advances to customers within insurance operations and EUR 555 billion relates to Loans and advances to customers within banking operations. The decrease in the banking operations of EUR 37 billion took place in the Netherlands mainly due to netting of current account balances, which is mirrored on the liability side in customer deposits.
Shareholders’ equity
Shareholders’ equity increased by EUR 4.5 billion, or 29.8%, to EUR 19.6 billion at June 30, 2009 compared to EUR 15.1 billion at December 31, 2008. This increase was mainly due to unrealized revaluations of debt and equity securities of EUR 6.0 billion, partly offset by the change in cash flow hedge reserve of EUR (1.1) billion and retained net result of EUR (1.1) billion.
Total liabilities
Total liabilities decreased by EUR 148.3 billion, or 11.4%, in the first six months of 2009 to EUR 1,153.7 billion from EUR 1,302.0 billion at December 31, 2008, primarily reflecting decreased Financial liabilities at fair value through P&L by EUR 39 billion, Amounts due to banks by EUR 48 billion and Customer deposits and other funds on deposits by EUR 61 billion.
Amounts due to banks
Amounts due to banks decreased by EUR 48 billion, or 31.6%, to EUR 104 billion in the first six months of 2009 from EUR 152 billion at December 31, 2008 due to a decrease in bank deposits and short-term deposits which are taken as collateral for securities lending and repos.
Financial liabilities at fair value through P&L
The decrease of Financial liabilities at fair value through P&L by EUR 39 billion mainly stems from short term deposits which are held as collateral for securities lending at the banking operations (EUR 10 billion) and was due to the mark-to-market value of the (non) trading derivatives (EUR 27 billion).

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure.
The following table sets forth the contribution of ING’s six business lines to underlying result before tax for the six months ending June 30, 2009 and 2008:

	Retail	ING	Commercial	Insurance	Insurance	Insurance		Total
(EUR millions)	Banking	Direct	Banking	Europe	Americas	Asia/Pacific	Other(1)	Group
June 30, 2009

Total income	3,567	1,124	1,862	6,460	8,553	4,103	(1,108)	24,560

Total underlying income	3,548	1,040	1,862	6,457	8,684	4,103	(1,112)	24,582

Total expenditure	3,203	1,227	2,283	6,543	9,051	4,091	(248)	26,150
Total underlying expenditure	2,983	1,171	2,073	6,399	8,938	4,051	(257)	25,358

Result before tax	365	(103)	(422)	(82)	(498)	11	(862)	(1,591)
Divestments				(3)	55		3	54
Special items	200	(28)	210	144	189	41	4	760
Underlying result before tax	565	(131)	(211)	58	(254)	52	(855)	(776)

June 30, 2008

Total income	3,884	1,259	3,605	7,938	14,436	7,303	122	38,548

Total underlying income	3,884	1,259	3,605	7,938	12,054	5,538	227	34,505

Total expenditure	2,851	926	1,550	7,202	13,683	6,997	(38)	33,170
Total underlying expenditure	2,688	926	1,550	7,202	11,583	5,232	(34)	29,147

Result before tax	1,033	333	2,056	736	753	306	161	5,377
Divestments					(282)		100	(182)
Special items	163						1	164

Underlying result before tax	1,196	333	2,056	736	471	306	261	5,358

(1)	Other mainly includes items not directly attributable to the business lines and intercompany eliminations.

Retail Banking

	Six months ended
	June 30,
	2009	2008
	(EUR millions)
Interest result	2,815	2,780
Commission income	656	825
Investment and Other income	96	280

Total income	3,567	3,884

Operating expenses	2,664	2,750
Addition to the provision for loan losses	539	101

Total expenditure	3,203	2,851

Result before tax	365	1,033
Special items	200	163

Underlying result before tax	565	1,196

Income
Total income decreased by EUR 317 million, or 8.2%, to EUR 3,567 million, as the EUR 35 million higher interest result was more than offset by EUR 169 million lower commissions and EUR 183 million lower investment income and other income. The slight increase of the interest result is due to EUR 233 million higher interest income in Belgium (improvement of margins and volumes), EUR 33 million higher interest income in Central Europe and EUR 11 million higher interest income in Asia, which compensated the EUR 242 million lower interest income in the Netherlands (margins pressure on savings and deposits). The decrease in commission income was the result of lower fees on asset management related products, lower fees from funds transfer, lower securities business commission and lower other commission. Investment income decreased by EUR 31 million (especially Netherlands and Asia) and Other income decreased by EUR 153 million, partly driven by lower fair value changes on derivatives not eligible for hedge accounting at ING Bank Turkey, as well as lower financial markets products related income in the mid-corporate segment.
Expenses
Operating expenses decreased by EUR 86 million, or 3.1%, from EUR 2,750 million to EUR 2,664 million, despite the special items (EUR 163 million in the first half of 2008 and EUR 219 million in the first half of 2009, mainly provisions and costs related to the Retail Netherlands Strategy and the restructuring as part of the Bank initiative to reduce operating expenses by EUR 650 million in 2009). Excluding these special items, operating expenses decreased by EUR 143 million, or 5.5%. In the Benelux, operating expenses were 3.5% lower, driven by cost-containment measures, especially in IT, and helped by a one-off release in the employee benefits provision. Outside the Benelux, operating expenses fell 13.9%, attributable to cost-cutting measures and favorable currency impacts. The cost/income ratio deteriorated to 74.7% in the first half of 2009 from 70.8% in the first six months of 2008. Excluding special items, the underlying cost/income ratio deteriorated to 68.9% from 66.6%.
Result before tax and underlying result before tax
Result before tax decreased by EUR 668 million, or 64.7%, mainly due to EUR 317 million lower income and a strong increase of the addition to the provision for loan losses by EUR 438 million, reflecting the economic downturn especially in the SME and mid-corporate segments in the Benelux, only partly compensated for by lower expenses. Excluding special items, mainly provisions and costs related to the Retail Netherlands Strategy and the restructuring as part of the Bank initiative to reduce operating expenses by EUR 650 million in 2009, underlying result before tax decreased by EUR 631 million, or 52.8%. Underlying result before tax in the Netherlands fell by EUR 464 million, due to EUR 242 million lower interest result (lower margins on savings and deposits due to strong competition), EUR 89 million lower commission income and EUR 127 million higher addition to the provision for loan losses. Underlying result before tax in Belgium increased by EUR 104 million, as a EUR 107 million higher addition to the provision for loan losses was more than offset by EUR 182 million higher income (driven by higher volumes and margins) and EUR 29 million lower operating expenses. Central Europe decreased by EUR 104 million, as EUR 66 million lower operating expenses could not compensate for EUR 102 million lower income and EUR 68 million higher addition to the provision for loan losses. In Asia, the underlying result before tax declined by EUR 168 million, mainly due to the EUR 135 million higher addition to the provision for loan losses. Lower commission income and investment income were partly offset by higher interest result and lower expenses.

ING Direct

	Six months ended
	June 30,
	2009	2008
	(EUR millions)
Interest result	1,518	1,175
Commission income	75	25
Investment and Other income	(470)	59

Total income	1,124	1,259

Operating expenses	899	842
Addition to the provision for loan losses	327	83

Total expenditure	1,227	925

Result before tax	(103)	333
Special items	(28)

Underlying result before tax	(131)	333

Income
Total income decreased by EUR 135 million, or 10.7%, to EUR 1,124 million, as the EUR 343 million higher interest result and EUR 50 million higher commission income could not offset the EUR 321 million lower investment income (in the first six months of 2009 EUR 491 million impairments on debt securities, only partly compensated by EUR 164 million realized gains on sale of bonds, including the results on the Illiquid Assets Back-up Facility transaction with the Dutch State) and EUR 207 million lower Other income (due to movements in valuation results from non-trading derivatives, hedge accounting results, incurred losses on prepayments of mortgages, a provision for interest expenses related to the UK deposit guarantee scheme and realized losses on the sale of financial investments to de-risk the balance sheet). The interest margin increased from 0.90% to 1.06%, mainly the result of tracking client savings rates to decreases in central bank rates, as well as a steeper yield curve.
Expenses
Operating expenses increased by EUR 57 million, or 6.8%, to EUR 899 million, mainly attributable to the strong increase of deposit insurance premiums by EUR 84 million. Excluding deposit insurance premiums, operating expenses decreased by EUR 26 million, or 3.2%, reflecting strong cost control in all business units as a result of reducing staff and marketing expenses. The cost/income ratio of ING Direct in the first half year of 2009 was 80.0% from 66.9% in the first half year of 2008, but excluding the deposit insurance premiums the cost/income ratio would have moved from 64.9% to 70.4%.
Result before tax and underlying result before tax
Result before tax decreased by EUR 436 million to a loss of EUR 103 million from a profit of EUR 333 million in the first half of 2008, besides lower income and higher expenses especially attributable to the EUR 244 million higher addition to the provision for loan losses. This increase mainly reflects a higher rate of delinquencies and loss severities in the US residential mortgage market. Excluding special items, underlying result before tax decreased by EUR 464 million to a loss of EUR 131 million from a profit of EUR 333 million in the first half of 2008. Excluding the aforementioned impairments on debt securities, underlying result before tax of ING Direct would have increased by EUR 23 million, from EUR 337 million in six months 2008 to EUR 360 million in six months 2009. Australia recorded an underlying result before tax of EUR 106 million, up from EUR 29 million in the first half of 2008, mainly driven by higher mortgage income. Germany’s result (including Austria) fell from EUR 135 million to EUR 69 million. Results in Germany were negatively impacted by a lower interest margin in what continues to be a highly competitive market for savings. Higher deposit insurance premiums for the entire German banking industry also dampened results. In Canada, an improved interest result contributed to an underlying result before tax of EUR 47 million (excluding impairments) compared with EUR 20 million in the first half of 2008. In the UK, underlying result before tax improved from a loss of EUR 53 million to a profit of EUR 56 million, on the background of lower client savings rates. In Spain, underlying result before tax was up EUR 17 million to EUR 33 million, as a result of higher income combined with lower expenses. In Italy, underlying result before tax decreased from a profit of EUR 17 million in the first half of 2008 to a loss of EUR 1 million in the first half of 2009, as lower marketing expenses were more than offset by a lower interest result. In the US, underlying result before tax (excluding impairments) decreased from EUR 170 million in the first half of 2008 to EUR 29 million in the fist six months of 2009. This decrease is mainly due to a higher addition to the provision for loan losses, an increase in deposit insurance premiums and lower interest income as a result of the Illiquid Assets Back-up Facility.

Commercial Banking

	Six months ended
	June 30,
	2009	2008
	(EUR millions)
Interest result	2,003	1,357
Commission income	544	623
Investment and Other income	(685)	1,627

Total income	1,861	3,606

Operating expenses	1,525	1,403
Addition to the provision for loan losses	759	147

Total expenditure	2,283	1,550

Result before tax	(422)	2,056
Special items	210

Underlying result before tax	(211)	2,056

Income
Total income decreased by EUR 1,745 million, or 48.4%, to EUR 1,861 million, as the increase in interest result (EUR 646 million) was more than offset by the large decrease in investment and other income (EUR (2,312) million). This decrease is largely attributable to EUR 2,021 million lower valuation results from non-trading derivatives, for which hedge accounting is not applied, and to EUR 377 million lower other fair value changes at ING Real Estate, of which EUR (152) million in investment income and EUR (225) million in other income. The increase of the interest result by 47.6% is attributable to higher lending margins and strong Financial Markets results in interest rate related products. Commission income decreased by EUR 79 million, or 12.7%, driven by EUR 64 million lower management fees at ING Real Estate.
Expenses
Operating expenses increased by EUR 122 million, or 8.6%, to EUR 1,525 million. The increase is fully due to provisions and costs related to the restructuring as part of the Bank initiative to reduce operating expenses by EUR 650 million in 2009. Excluding these special items and EUR 76 million impairments on real estate development projects, operating expenses declined by EUR 165 million, or 11.8%. The cost/income ratio for Commercial Banking deteriorated to 81.9% in the first half of 2009 from 38.9% in the first six months of 2008.
Result before tax and underlying result before tax
Result before tax decreased by EUR 2,478 million, or 120.5%, partly due to the aforementioned provisions and costs related to the restructuring as part of the Bank initiative to reduce operating expenses by EUR 650 million in 2009. Excluding these special items, underlying result before tax declined by EUR 2,268 million, or 110.3%, of which EUR 734 million is attributable to ING Real Estate following more negative revaluations on real estate assets and the associated value of listed real estate funds, higher addition to the provision for loan losses, lower valuation results from non-trading derivatives and lower asset management fees. Excluding ING Real Estate, underlying result before tax of Commercial Banking decreased by EUR 1,534 million, driven by EUR 1,901 million lower valuation results from non-trading derivatives, for which hedge accounting is not applied. Underlying result before tax of Financial Markets was EUR 1,300 million lower (mainly EUR 1,895 million lower valuation results from non-trading derivatives, only partly compensated by EUR 307 million higher interest result and EUR 271 million higher trading income). Structured Finance recorded a EUR 84 million lower underlying result before tax (EUR 173 million higher interest result more than offset by EUR 236 million higher addition to the provision for loan losses and EUR 16 million lower commission income). Underlying result before tax of General Lending & PCM was EUR 68 million lower (EUR 96 million higher interest result and EUR 44 million higher commission income more than offset by EUR 205 million higher addition to the provision for loan losses). Leasing & Factoring recorded a EUR 53 million lower underlying result before tax, mainly driven by a EUR 51 million higher addition to the provision for loan losses.

Insurance Europe

	Six months ended
	June 30,
	2009	2008
	(EUR millions)
Premium income
Life	3,993	4,552
Non-life	1,124	1,083

Total	5,117	5,635
Commission income	228	250
Investment and Other income	1,115	2,053

Total income	6,460	7,938

Underwriting expenditure	5,443	6,115
Other interest expenses	197	217
Operating expenses	903	867
Investment losses		3

Total expenditure	6,543	7,202

Result before tax:
Life	(88)	585
Non-life	6	152

Result before tax	(82)	736
Gains/losses on divestments	(3)
Special items	144

Underlying result before tax	58	736

Income
Total income of Insurance Europe for the six months ended June 30, 2009 decreased by EUR 1,478 million, or 18.6%, to EUR 6,460 million from EUR 7,938 million for the six months ended June 30, 2008, reflecting decreases in premium income across the region and lower investment and other income due to negative revaluations of real estate and non-trading derivatives, and negative results on private equity.
Premium income in the life operations decreased by 12.3%; this decrease reflects lower life premiums across the region. In the Benelux, life premiums fell 9.6% due to lower sales of investment products with profit participation in Belgium and lower premiums in the individual and corporate pension business adversely affected by lower indexation and lower profit-sharing in the Netherlands. Life premiums in Central and Rest of Europe decreased due to economic conditions which weighted heavily on single premium sales in the Czech Republic, Hungary and Greece. Premium income in non-life operations in the Benelux increased by 3.9%; the increase was fuelled by the recently initiated distribution of group disability products through mandated brokers in the Netherlands.
Investment and other income decreased by EUR 938 million, or 45.7%, to EUR 1,115 million. The decline was primarily due to a decrease of dividend income of EUR 271 million in direct investment income and EUR 210 million higher negative real estate revaluations both compared with the same period of last year. Recovering equity markets and steepening yield curves resulted in negative revaluations of non-trading derivatives. Further, income from fixed income investments declined mainly due to lower new money rates on government bond investments.
Expenses
Operating expenses of Insurance Europe for the six months ended June 30, 2009 increased only by EUR 36 million, or 4.2%, to EUR 903 million from EUR 867 million for the six months ended June 30, 2008, mainly due to cost-containment measures.
Result before tax and underlying result before tax
The result before tax of Insurance Europe for the six months ended June 30, 2009 decreased by EUR 818 million, or 111.1%, to EUR (82) million, from EUR 736 million for the six months ended June 30, 2008. Excluding special items, mainly restructuring provisions relating to the Group’s expense reduction programme, underlying result before tax decreased by EUR 678 million, or 91.1%, to EUR 58 million in the first six months of 2009. Results in the Benelux life operations fell sharply by EUR 639 million, or 156.6%, to EUR (231) million from EUR 408 million in the first six months of 2008, primarily due to the weak investment climate which caused a drop in dividend income, showed an increase of negative real estate revaluations and increased the provision for guarantees on separate account pension contracts compared to the first six months 2008. Non-life operations fell by EUR 148 million, or 96.1%, to EUR 6 million compared to the first six months 2008, mainly due to lower investment and other income, primarily attributable to lower dividends and negative revaluations on real estate and non-trading derivatives, as well as increased claims due to the disability business and a few large fire claims, partly offset by lower operating expenses.

Insurance Americas

	Six months ended
	June 30,
	2009	2008
	(EUR millions)
Premium income:
Life	7,403	9,932
Non-life		1,884

Total	7,403	11,815
Commission income	604	576
Investment and Other income	546	2,045

Total income	8,553	14,436

Underwriting expenditure	7,990	12,344
Other interest expenses	133	106
Operating expenses	927	1,231
Investment losses		3

Total expenditure	9,051	13,683

Result before tax:
Life	(524)	513
Non-life	26	240

Result before tax	(498)	753
Gains/losses on divestments/Result from divested units	55	(282)
Special items	189

Underlying result before tax	(254)	471

Income
Total income of Insurance Americas for the six months ended June 30, 2009 decreased by EUR 5,883 million, or 40.8%, to EUR 8,553 million from EUR 14,436 million for the six months ended June 30, 2008 as weak economic and market conditions persisted.
Premium income in the life operations decreased by 25.5%, reflecting substantially lower variable annuity sales in the United States. Variable annuities dropped in response to management actions taken to de-risk the variable annuity products as well as consumers’ continued delay to move back into equity products due to overall market conditions. In Latin America gross premiums declined due to lower annuity sales in Chile. At the end of 2008, the non-life operations in Canada were sold.
Investment and other income decreased by EUR 1,499 million, or 73.3%, to EUR 546 million from EUR 2,045 million in the first six months of 2008, mainly as a result of negative realized gains and fair value changes, losses on short and long term equity hedges related to variable annuity guarantees and DAC unlocking.
Expenses
Operating expenses of Insurance Americas over the first six months of 2009 decreased by EUR 304 million, or 24.7%, to EUR 927 million, from EUR 1,231 million for the first six months 2008. Lower staff costs due to a reduction of FTEs, a decline in incentive compensation and lower integration costs related to the pension business in Latin America were the main reasons.
Result before tax and underlying result before tax
Result before tax of Insurance Americas for the six months ended June 30, 2009 decreased by EUR 1,251 million, or 166.1%, to EUR (498) million, from EUR 753 million for the six months ended June 30, 2008, reflecting a decrease in results of the life operations of more than 200% and a decrease in results of the non-life operations of 89.2%. Excluding the sale of ING’s 70% stake in ING Canada in 2009 and the sale of the insurance business in Chile and Mexico in 2008 and special items, relating to restructuring provisions to align the Group’s cost base, underlying result before tax decreased by 153.9% from EUR 471 million in the first six months of 2008 to a loss of EUR 254 million in the first half of 2009. DAC unlocking, investment losses, lower fee income and higher guaranteed benefit costs in variable annuity were the main reason for the loss in the US life operations. The life operations in Latin America showed a small increase due to better equity market returns, improved pension fee income and lower integration costs. The result non-life of EUR 26 million is the run-off of the sale of the Canadian operations.

Insurance Asia/Pacific

	Six months ended
	June 30,
	2009	2008
	(EUR millions)
Gross premiums written:
Life	3,634	6,254
Non-life	14	12

Total	3,648	6,266
Commission income	136	180
Investment and Other income	319	857

Total income	4,103	7,303

Underwriting expenditure	3,210	6,190
Other interest expenses	470	266
Operating expenses	411	540

Total expenditure	4,091	6,997

Result from insurance operations before tax:
Life	9	305
Non-life	2	1

Result before tax	11	306
Special items	41

Underlying result before tax	52	306

Income
Total income from Insurance Asia/Pacific for the six months ended June 30, 2009 fell by EUR 3,200 million, or 43.8%, to EUR 4,103 million from EUR 7,303 million for the six months ended June 30, 2008, caused by a fall in premium income in the region due to the crisis and the sale of the Taiwanese insurance business in the beginning of 2009
Premium income in the life operations decreased by 41.9%, partly due to the sale of Taiwan in the first quarter of 2009. Furthermore, Japan life premiums were substantially lower due to lower SPVA sales for redesigned products and in South Korea premiums fell due to overall industry weakness. The increase in life premium income in Australia and New Zealand due to robust insurance sales and in-force business retention partly compensated the overall decrease in Asia/Pacific.
Investment and other income decreased by EUR 538 million, or 62.8%, to EUR 319 million, primarily due to fair value changes on derivatives, the majority of which related to hedge policy guarantees in Japan. These fair value changes on derivative instruments are largely offset in underwriting expenditure.
Expenses
Operating expenses of Insurance Asia/Pacific over the first six months of 2009 decreased by EUR 129 million, or 23.9%, to EUR 411 million, from EUR 540 million for the first six months of 2008. The decline is largely the result of continued cost containment efforts in the region and the sale of Taiwan.
Result before tax and underlying result before tax
The result before tax of Insurance Asia/Pacific for the six months ended June 30, 2009 decreased by EUR 295 million, or 96.4%, to EUR 11 million, from EUR 306 million for the six months ended June 30, 2008. Excluding special items, which relate to a restructuring provision for the SPVA run-off in Japan, underlying result before tax decreased by 83.3%, or EUR 254 million, to EUR 52 million in the first six months of 2009. The adverse financial environment negatively affected Asia/Pacific’s life results. In Japan, SPVAs sales were much lower due to intense market volatility and the SPVA business was discontinued on July 31, 2009. In South Korea, life results were higher due to improved investment results and lower costs. In Australia and New Zealand, results decreased due to unfavourable movements in reserves caused by increasing interest rates and lower investment results, partly offset by lower operating expenses. Losses in Rest of Asia were mainly driven by impairments on debt holdings in India.

2. ING GROUP CONDENSED CONSOLIDATED INTERIM ACCOUNTS (IFRS-IASB)
2.1 Condensed consolidated balance sheet* of ING Group as at

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Assets
Cash and balances with central banks	20,794	22,045	12,406	14,326	13,084
Amounts due from banks	51,355	48,447	48,875	39,868	47,466
Financial assets at fair value through profit and loss	238,852	280,505	327,130	317,470	268,144
Investments	207,517	258,292	292,650	311,581	324,644
Loans and advances to customers	585,855	616,776	553,658	474,620	439,181
Reinsurance contracts	5,656	5,797	5,874	6,529	8,285
Investments in associates	3,946	4,355	5,014	4,343	3,622
Real estate investments	4,141	4,300	4,829	6,974	5,031
Property and equipment	6,368	6,396	6,237	6,031	5,757
Intangible assets	6,594	6,915	5,740	3,522	3,661
Deferred acquisition costs	11,393	11,843	10,692	10,163	9,604
Other assets	41,866	62,977	40,099	31,063	30,160

Total assets	1,184,337	1,328,648	1,313,204	1,226,490	1,158,639

Equity
Shareholders’ equity (parent)	19,605	15,080	37,718	38,395	36,736
Non-voting equity securities	10,000	10,000

	29,605	25,080	37,718	38,395	36,736
Minority interests	1,075	1,594	2,323	2,949	1,689

Total equity	30,680	26,674	40,041	41,344	38,425

Liabilities
Preference shares			21	215	296
Subordinated loans	10,238	10,281	7,325	6,014	6,096
Debt securities in issue	122,891	96,488	66,995	78,133	81,262
Other borrowed funds	26,362	31,198	27,058	29,639	32,252
Insurance and investment contracts	238,015	240,790	265,712	268,683	263,487
Amounts due to banks	104,135	152,265	166,972	120,839	122,234
Customer deposits and other funds on deposit	461,796	522,783	525,216	496,680	465,712
Financial liabilities at fair value through profit and loss	149,304	188,398	169,821	146,611	109,868
Other liabilities	40,916	59,771	44,043	38,332	39,007

Total liabilities	1,153,657	1,301,974	1,273,163	1,185,146	1,120,214

Total equity and liabilities	1,184,337	1,328,648	1,313,204	1,226,490	1,158,639

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.19 are integral part of the condensed consolidated interim accounts.

2.2 Condensed consolidated profit and loss account* of ING Group for the six month period ended

	June 30,	June 30,	June 30,	June 30,	June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

Interest income banking operations	44,462	46,472	35,463	28,735	19,345
Interest expense banking operations	(38,282)	(41,271)	(31,017)	(24,173)	(15,090)

Interest result banking operations	6,180	5,201	4,446	4,562	4,255
Gross premium income	16,183	23,729	23,207	24,577	22,624
Investment income	2,460	4,813	6,456	5,444	5,479
Commission income	2,243	2,480	2,428	2,176	1,828
Other income	(2,506)	2,325	2,075	1,655	996

Total income	24,560	38,548	38,612	38,414	35,182

Underwriting expenditure	16,664	24,644	23,894	25,160	23,397
Addition to loan loss provision	1,625	331	25	(30)	46
Intangible amortisation and other impairments	135	60	(22)	(4)	3
Staff expenses	3,884	4,368	4,179	4,008	3,744
Other interest expenses	370	483	559	589	480
Other operating expenses	3,472	3,285	3,533	3,094	3,130

Total expenses	26,150	33,171	32,168	32,817	30,800

Result before tax	(1,590)	5,377	6,444	5,597	4,382
Taxation	(348)	1,083	1,154	1,244	766

Net result (before minority interests)	(1,242)	4,294	5,290	4,353	3,616

Attributable to:
Equity holders of the parent	(1,139)	4,294	5,148	4,174	3,492
Minority interests	(103)		142	179	124

	(1,242)	4,294	5,290	4,353	3,616

	June 30,	June 30,	June 30,	June 30,	June 30,
amounts in euros	2009	2008	2007	2006	2005

Basic earnings per ordinary share	(0.56)	2.09	2.38	1.94	1.61
Diluted earnings per ordinary share	(0.56)	2.08	2.36	1.91	1.61

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.19 are integral part of the condensed consolidated interim accounts.

Condensed consolidated statement of comprehensive income* for the six month period ended

	June 30,	June 30,	June 30,	June 30,	June 30,
Amounts in millions of euros	2009	2008	2007	2006	2005

Result for the period	(1,242)	4,294	5,290	4,353	3,616

Unrealized revaluations after taxation	6,002	(8,182)	(1,919)	(5,292)	3,623
Realized gains/losses transferred to profit and loss	725	(448)	(1,226)	(362)	(276)
Changes in cash flow hedge reserve	(1,146)	(49)	(1,033)	(776)	767
Transfer to insurance liabilities/DAC	(276)	1,048	1,263	1,792	(833)
Exchange rate differences	240	(1,703)	70	(1,139)	1,613
Other revaluations

Total amount recognized directly in equity	5,545	(9,334)	(2,845)	(5,777)	4,894

Total comprehensive income	4,303	(5,040)	2,445	(1,424)	8,510
Comprehensive income attributable to:
Equity holders of the parent	4,391	(4,938)	2,332	(1,566)	8,386
Minority interests	(88)	(102)	113	142	124

	4,303	(5,040)	2,445	(1,424)	8,510

For the six month period ended June 30, 2009, the Unrealized revaluations after taxation comprises EUR 5 million (first half year 2008: EUR 225 million; first half year 2007: EUR 125 million; first half year 2006: EUR (1) million; first half year 2005: EUR 15 million) related to the share of other comprehensive income of associates.
For the six month period ended June 30, 2009, the Exchange rate differences comprises EUR 107 million (first half year 2008: EUR 31 million; first half year 2007: EUR(5) million; first half year 2006: EUR(5) million; first half year 2005: EUR (2) million) related to the share of other comprehensive income of associates.

*	Unaudited

2.3 Condensed consolidated statement of cash flows* of ING Group for the six month period ended

	June 30,	June 30,	June 30,	June 30,	June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

Result before tax	(1,590)	5,377	6,444	5,597	4,382

Adjusted for – depreciation	811	722	673	559	453
- deferred acquisition costs and value of business acquired	(339)	(668)	(577)	(743)	(594)
- increase in provisions for insurance and investment contracts	1,715	6,614	6,725	10,154	10,880
- addition to loan loss provisions	1,625	331	24	(30)	48
- other	1,718	774	450	(4,754)	(85)
Taxation paid	(31)	(328)	(824)	(1,207)	(373)
Changes in – amounts due from banks, not available on demand	4,105	(22,006)	(10,231)	(3,307)	(506)
- trading assets	44,757	(18,751)	(21,848)	(25,197)	(25)
- non-trading derivatives	35	(4,197)	(2,934)	(10)	(21)
- other financial assets at fair value through profit and loss	261	1,713	(279)	561	(21,994)
- loans and advances to customers	2,050	(46,290)	(33,602)	(35,063)	(44,729)
- other assets	4,574	3,810	7,427	3,737	(7,500)
- amounts due to banks, not payable on demand	(51,172)	5,664	(3,165)	(12,017)	10,631
- customer deposits and other funds on deposit	10,698	16,024	28,772	43,244	45,698
- trading liabilities	(35,083)	44,688	26,358	32,956	(291)
- other financial liabilities at fair value through profit and loss	(3,638)	2,303	3,385	3,627	11,431
- other liabilities	(5,833)	(6,814)	(6,671)	(5,400)	10,506

Net cash flow from (used in) operating activities	(25,337)	(11,034)	129	12,707	17,911

Investments and advances – available-for-sale investments	(91,310)	(129,777)	(144,543)	(154,924)	(125,605)
- investments for risk of policyholders	(31,217)	(47,631)	(25,453)	(22,135)	(19,677)
- other investments	(1,264)	(3,058)	(2,340)	(1,283)	(2,208)
Disposals and redemptions – available-for-sale investments	94,706	129,497	142,755	135,858	98,699
- investments for risk of policyholders	30,294	43,892	23,444	19,566	15,510
- other investments	3,113	2,298	1,201	1,264	2,073

Net cash flow from (used in) investing activities	4,322	(4,779)	(4,936)	(21,655)	(31,208)

Proceeds from borrowed funds and debt securities	234,324	195,292	165,555	128,428	9,364
Repayments of borrowed funds and debt securities	(215,021)	(166,329)	(162,078)	(121,109)	(10,703)
Other net cash flow from financing activities	(408)	(791)	(1,230)	(1,057)	(671)

Net cash flow from financing activities	18,895	28,172	2,247	6,262	(2,010)

Net cash flow	(2,120)	12,359	(2,560)	(2,686)	(15,307)

Cash and cash equivalents at beginning of period	31,271	(16,811)	(1,795)	3,335	12,257
Effect of exchange rate changes on cash and cash equivalents	(36)	99	140	(504)	349

Cash and cash equivalents at end of period	29,115	(4,353)	(4,215)	145	(2,701)

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	6,997	6,088	6,898	7,432	14,133
Amounts due from/to banks	1,324	(23,603)	(23,831)	(22,869)	(28,249)
Cash and balances with central banks	20,794	13,162	12,718	15,582	11,415

Cash and cash equivalents at end of period	29,115	(4,353)	(4,215)	145	(2,701)

*	Unaudited
The accompanying notes referenced from 2.5.1 to 2.5.19 are integral part of the condensed consolidated interim accounts.

2.4	Condensed consolidated statement of changes in equity* of ING Group for the six month period ended

	6 months ended June 30, 2009
				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	495	9,182	5,403	15,080	10,000	1,594	26,674

Unrealized revaluations after taxation			6,002	6,002			6,002
Realized gains/losses transferred to profit and loss			725	725			725
Changes in cash flow hedge reserve			(1,146)	(1,146)			(1,146)
Transfer to insurance liabilities/DAC			(276)	(276)			(276)
Exchange rate differences			225	225		15	240

Total amount recognized directly in equity			5,530	5,530		15	5,545

Net result for the period			(1,139)	(1,139)		(103)	(1,242)

			4,391	4,391		(88)	4,303

Changes in the composition of the Group						(430)	(430)
Dividends						(1)	(1)
Purchase/sale of treasury shares			111	111			111
Exercise of warrants and options
Employee stock option and share plans			23	23			23

Balance at end of period	495	9,182	9,928	19,605	10,000	1,075	30,680

	6 months ended June 30, 2008
				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	534	8,739	28,445	37,718		2,323	40,041

Unrealized revaluations after taxation			(8,155)	(8,155)		(27)	(8,182)
Realized gains/losses transferred to profit and loss			(448)	(448)			(448)
Changes in cash flow hedge reserve			(49)	(49)			(49)
Transfer to insurance liabilities/DAC			1,046	1,046		2	1,048
Exchange rate differences			(1,625)	(1,625)		(78)	(1,703)

Total amount recognized directly in equity			(9,231)	(9,231)		(103)	(9,334)

Net result for the period			4,293	4,293		1	4,294

			(4,938)	(4,938)		(102)	(5,040)

Changes in the composition of the Group						(281)	(281)
Dividends			(1,716)	(1,716)		(35)	(1,751)
Cancellation of shares (share buy back)	(40)		(4,415)	(4,455)			(4,455)
Purchase/sale of treasury shares			2,294	2,294			2,294
Exercise of warrants and options	5	443		448			448
Employee stock option and share plans			52	52			52

Balance at end of period	499	9,182	19,722	29,403		1,905	31,308

*	Unaudited

	6 months ended June 30, 2007
				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	529	8,347	29,519	38,395		2,949	41,344

Unrealized revaluations after taxation			(1,885)	(1,885)		(34)	(1,919)
Realized gains/losses transferred to profit and loss			(1,226)	(1,226)			(1,226)
Changes in cash flow hedge reserve			(1,033)	(1,033)			(1,033)
Transfer to insurance liabilities/DAC			1,259	1,259		4	1,263
Exchange rate differences			69	69		1	70

Total amount recognized directly in equity			(2,816)	(2,816)		(29)	(2,845)

Net result for the period			5,148	5,148		142	5,290

			2,332	2,332		113	2,445

Changes in the composition of the Group						(952)	(952)
Dividends			(1,585)	(1,585)			(1,585)
Purchase/sale of treasury shares			(546)	(546)			(546)
Exercise of warrants and options	5	345		350			350
Employee stock option and share plans			45	45			45

Balance at end of period	534	8,692	39,765	38,991		2,110	41,101

	6 months ended June 30, 2006
				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	529	8,343	27,864	36,736		1,689	38,425

Unrealized revaluations after taxation			(5,257)	(5,257)		(35)	(5,292)
Realized gains/losses transferred to profit and loss			(362)	(362)			(362)
Changes in cash flow hedge reserve			(776)	(776)			(776)
Transfer to insurance liabilities/DAC			1,794	1,794		(2)	1,792
Exchange rate differences			(1,138)	(1,138)		(1)	(1,139)

Total amount recognized directly in equity			(5,739)	(5,739)		(38)	(5,777)

Net result for the period			4,173	4,173		180	4,353

			(1,566)	(1,566)		142	(1,424)

Changes in the composition of the Group						(22)	(22)
Dividends			(1,396)	(1,396)			(1,396)
Purchase/sale of treasury shares			(456)	(456)			(456)
Exercise of warrants and options		2		2			2
Employee stock option and share plans			47	47			47

Balance at end of period	529	8,345	24,493	33,367		1,809	35,176

	6 months ended June 30, 2005
				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	530	8,334	15,205	24,069		3,481	27,550

Unrealized revaluations after taxation			3,623	3,623			3,623
Realized gains/losses transferred to profit and loss			(276)	(276)			(276)
Changes in cash flow hedge reserve			767	767			767
Transfer to insurance liabilities/DAC			(833)	(833)			(833)
Exchange rate differences			1,613	1,613			1,613

Total amount recognized directly in equity			4,894	4,894			4,894

Net result for the period			3,492	3,492		124	3,616

			8,386	8,386		124	8,510

Impact IAS 32/39 and IFRS 4			4,103	4,103		(1,386)	2,717
Changes in the composition of the Group						(555)	(555)
Dividends			(1,275)	(1,275)			(1,275)
Purchase/sale of treasury shares			(89)	(89)			(89)
Exercise of warrants and options		2		2			2
Employee stock option and share plans

Balance at end of period	530	8,336	26,330	35,196		1,664	36,860

2.5 Notes to the condensed consolidated interim accounts
2.5.1 Basis of presentation
General
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as issued by the IASB (“IFRS-IASB”).
ING adopted IFRS-IASB in 2005 and applied IFRS 1 “First time adoption of IFRS” in the 2005 Consolidated Annual Accounts of ING Group. The 2008, 2007 and 2006 Consolidated Annual Accounts of ING Group and the Condensed consolidated interim accounts issued for those periods were prepared under IFRS-EU. For the financial year ended December 31, 2005 shareholders’ equity and net result under IFRS-EU equalled shareholders’ equity and net result under IFRS-IASB. As these condensed consolidated interim accounts are prepared in accordance with IFRS-IASB, comparative figures are included for the years 2005, 2006, 2007 and 2008.
The financial information in these IFRS-IASB condensed consolidated interim accounts is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different shareholders’ equity and net result amounts compared to those disclosed in these condensed consolidated interim accounts.
International Financial Reporting Standards as issued by the IASB provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as issued by the IASB and its decision on the options available are set out below in the section “Principles of valuation and determination of results”.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2008 Consolidated Annual Accounts. The 2008 Consolidated Annual Accounts are prepared applying IFRS as adopted by the European Union (“IFRS-EU”). The differences between IFRS-EU and IFRS-IASB are explained below in the section “IFRS-IASB vs. IFRS-EU”.
The following new and revised standards and interpretations were issued by the IASB, which become effective for ING Group as of 2010:
•	Amendment to IFRS 1 ‘First-time adoption of IFRS’

•	IFRS 3 ‘Business Combinations’ (revised) and IAS 27 ‘Consolidated and Separate Financial Statements’ (amended)

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ – ‘Eligible Hedged Items’

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’

•	IFRIC 18 ‘Transfers of Assets from Customers’

•	Improvements to IFRSs (several small amendments to different Standards and Interpretations)

•	Amendment to IFRS 2 ‘Group Cash-settled Share-based Payment Transactions’
ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on the Consolidated Annual Accounts.
In July 2009, the IASB issued the Exposure Draft (“ED”) “Financial instruments: Classification and measurement”. The objective of this Exposure Draft is to replace the current IAS 39 ‘Financial Instruments: Recognition and Measurement’. It focuses on classification and measurement only. Impairments of financial instruments, hedge accounting and derecognition are not addressed. ING is currently assessing the contents of this Exposure Draft. Mandatory implementation is not expected before 2012.
2.5.2 IFRS-IASB versus IFRS-EU
The 2008, 2007, 2006 and 2005 Consolidated Annual Accounts of ING Group, and the Condensed consolidated interim accounts issued for those periods, were prepared under IFRS-EU.

IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement” in respect of hedge accounting for portfolio hedges of interest rate risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
The following table provides a reconciliation between shareholders’ equity and net result under IFRS-EU (as published previously in ING Group’s Annual and Interim Accounts under IFRS-EU) and IFRS-IASB (as included in these Interim Accounts under IFRS-IASB).
Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB:

	June 30,	December	December	December	December
amounts in millions of euros	2009	31, 2008	31, 2007	31, 2006	31, 2005

In accordance with IFRS-EU	32,276	27,334	37,208	38,266	36,736

Adjustment of the EU ‘IAS 39 carve out’	(3,584)	(3,015)	694	183
Tax effect of the adjustment	913	761	(184)	(54)

Effect of adjustment after tax	(2,671)	(2,254)	510	129

In accordance with IFRS-IASB	29,605	25,080	37,718	38,395	36,736

Reconciliation net result attributable to equity holders of the parent under IFRS-EU and IFRS-IASB:

	June 30,	June 30,	June 30,	June 30,	June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

In accordance with IFRS-EU	(722)	3,460	4,452	4,020	3,492

Adjustment of the EU ‘IAS 39 carve out’	(569)	1,120	936	207
Tax effect of the adjustment	152	(286)	(240)	(53)

Effect of adjustment after tax	(417)	834	696	154

In accordance with IFRS-IASB	(1,139)	4,294	5,148	4,174	3,492

2.5.3 Critical accounting policies
ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions and deferred acquisition costs, the loan loss provision, the determination of the fair values of real estate, financial assets and liabilities, impairments and employee benefits. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.

INSURANCE PROVISIONS, DEFERRED ACQUISITION COSTS (DAC) AND VALUE OF BUSINESS ACQUIRED (VOBA)
The establishment of insurance provisions, DAC and VOBA is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. Specifically, significant assumptions related to these items that could have a material impact on financial results include interest rates, mortality, morbidity, property and casualty claims, investment yields on equity and real estate, foreign currency exchange rates and reserve adequacy assumptions.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
In addition, the adequacy of insurance provisions, net of DAC and VOBA, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and mortality and morbidity trends. The use of different assumptions in this test could lead to a different outcome.
Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependent upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, and mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense.
The process of defining methodologies and assumptions for insurance provisions, DAC and VOBA is governed by ING Insurance risk management governance as described in the ‘Risk management’ section.
See the ‘Risk management’ section for a sensitivity analysis of net result and shareholders’ equity to insurance, interest rate, equity, foreign currency and real estate risks. These sensitivities are based on changes in assumptions that management considers reasonably likely at the balance sheet date.
LOAN LOSS PROVISIONS
Loan loss provisions are recognized based on an incurred loss model. Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry and geographical concentration trends. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time.
The identification of impairment and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices.
Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Current observable data may include changes in unemployment rates, property prices and commodity prices. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

FAIR VALUES OF REAL ESTATE
Real estate investments are reported at fair value; all changes in fair value are recognized directly in the profit and loss account. The fair value of real estate investments is based on regular appraisals by independent qualified valuers. The fair values represent the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and willing seller in an at-arm’s-length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion. The valuations are based on the assumption that the properties are let and sold to third parties based on the actual letting status. The valuations are based on discounted cash flow analysis of each property. The discounted cash flow analyses are based on calculations of the future rental income in accordance with the terms in existing leases and estimations of the rental values when leases expire.
For each reporting period every property is valued either by an independent valuer or internally. Indexation is used when a property is valued internally. The index is based on the results of the independent valuations carried out in that period. Market transactions and disposals are monitored as part of the procedures to back test the indexation methodology. Valuations performed earlier in the year are updated if necessary to reflect the situation at year end.
The valuation of real estate involves various assumptions and techniques. The use of different assumptions and techniques could produce significantly different revaluations.
FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
Fair values of financial assets and liabilities are determined using quoted market prices where available. Market prices are obtained from independent market vendors, brokers, or market makers. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.
In certain markets that have become significantly less liquid or illiquid, the range of prices for the same security from different price sources can be significant. Selecting the most appropriate price within this range requires judgement. The choice of different prices could produce materially different estimates of fair value.
For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations, credit ratings) and customer behaviour are taken into account. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis.
Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce materially different estimates of fair value.
Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the profit and loss account. Price testing is performed to minimize the potential risks for economic losses due to materially incorrect or misused models.
Certain asset backed securities in the Unites States are valued using external price sources that are obtained from third party pricing services and brokers. During 2008 the markets for these assets have become inactive and as a result, the dispersion between different prices for the same security is significant. In such cases, management applies additional processes to select the most appropriate external price, including an internally developed price validation matrix and a process to challenge the price source. The valuation of these portfolios would have been significantly different had different prices been selected.
IMPAIRMENTS
Impairment evaluation is a complex process that inherently involves significant judgements and uncertainties that may have a material impact on the ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.

All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 25% and 6 months are used as triggers.
Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.
Impairments on other debt instruments (Loans and held-to-maturity investments) are part of the loan loss provision as described above.
Impairment reviews with respect to goodwill and intangible assets are performed at least annually and more frequently if events indicate that an impairment may have occurred. Goodwill is tested for impairment by comparing the book value (including goodwill) to the best estimate of the fair value of the reporting unit to which the goodwill has been allocated. A reporting unit is the lowest level at which goodwill is monitored. Intangible assets are tested for impairment by comparing its book value with the best estimate of its recoverable amount.
The identification of impairment is an inherently uncertain process involving various assumptions and factors, including financial condition of the counterparty, expected future cash flows, statistical loss data, discount rates, observable market prices, etc. Estimates and assumptions are based on management’s judgement and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known.
EMPLOYEE BENEFITS
Group companies operate various defined benefit retirement plans covering a significant number of ING’s employees.
The liability recognized in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains and losses, and unrecognized past service costs.
The determination of the defined benefit plan liability is based on internal and external actuarial models and calculations. The defined benefit obligation is calculated using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index, and the expected return on plan assets. The assumptions are based on available market data and the historical performance of plan assets, and are updated annually.
The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognized in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets and the excess is then amortized over the employees’ expected average remaining working lives.
2.5.4 Principles of valuation and determination of results
CONSOLIDATION
ING Group (‘the Group’) comprises ING Groep N.V. (‘the Company’), ING Verzekeringen N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise the accounts of ING Groep N.V. and all entities in which it either owns, directly or indirectly, more than half of the voting power or over which it has control of their operating and financial policies through situations including, but not limited to:
•	Ability to appoint or remove the majority of the board of directors;

•	Power to govern such policies under statute or agreement; and

•	Power over more than half of the voting rights through an agreement with other investors.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. For interests in investment vehicles the existence of control is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
The results of the operations and the net assets of subsidiaries are included in the profit and loss account and the balance sheet from the date control is obtained until the date control is lost. On disposal, the difference between the sales proceeds, net of directly attributable transaction costs, and the net assets is included in net result.
A subsidiary which ING Group has agreed to sell but is still legally owned by ING Group may still be controlled by ING Group at the balance sheet date and, therefore, still be included in the consolidation. Such a subsidiary may be presented as a held for sale disposal group if certain conditions are met. Disposal groups (and Non-current assets) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the disposal group (or asset) is available for immediate sale in its present condition; management must be committed to the sale, which should be expected to occur within one year from the date of classification as held for sale.
All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Where necessary, the accounting policies used by subsidiaries have been changed to ensure consistency with group policies. In general, the reporting dates of subsidiaries are the same as the reporting date of ING Groep N.V.
ING Group’s interests in jointly controlled entities are accounted for using proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities, and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognizes the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. ING Group does not recognize its share of profits or losses from the joint venture that results from the purchase of assets by ING Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognized immediately.
USE OF ESTIMATES AND ASSUMPTIONS
The preparation of the consolidated financial statements necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates.
The process of setting assumptions is subject to internal control procedures and approvals, and takes into account internal and external studies, industry statistics, environmental factors and trends, and regulatory requirements.
SEGMENT REPORTING
A business segment is a distinguishable component of the Group engaged in providing products or services that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated.
ANALYSIS OF INSURANCE BUSINESS
Where amounts in respect of insurance business are analysed into ‘life’ and ‘non-life’, health and disability insurance business which is similar in nature to life insurance business is included in ‘life’.
FOREIGN CURRENCY TRANSLATION
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Exchange rate differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.
Exchange rate differences on non-monetary items, measured at fair value through profit and loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Exchange rate differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.
Exchange rate differences in the profit and loss account are generally included in Net trading income. Exchange rate differences relating to (the disposal) of Available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognized in Investment income. As mentioned in Group companies below any exchange rate differences deferred in equity are recognized in the profit and loss account in Net gains and losses on disposals of group companies.
Group companies
The results and financial position of all group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	Assets and liabilities included in each balance sheet are translated at the closing rate at the date of that balance sheet;

•	Income and expenses included in each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange rate differences are recognized in a separate component of equity.
On consolidation, exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, these exchange rate differences are recognized in the profit and loss account as part of the gain or loss on sale.
Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the balance sheet date.
FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
The fair values of financial instruments are based on quoted market prices at the balance sheet date where available. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.
The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
FINANCIAL ASSETS
Recognition of financial assets
All purchases and sales of financial assets classified as fair value through profit and loss, held-to-maturity and available-for-sale that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognized at trade date, which is the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognized at settlement date, which is the date on which the Group receives or delivers the asset.
Derecognition of financial assets
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognizes the financial asset if it no longer has control over the asset. In transfers where control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the value of the asset.
Realized gains and losses on investments
Realized gains and losses on investments are determined as the difference between the sale proceeds and (amortized) cost. For equity securities, the cost is determined using a weighted average per portfolio. For debt securities, the cost is determined by specific identification.

CLASSIFICATION OF FINANCIAL INSTRUMENTS
Financial assets at fair value through profit and loss
Financial assets at fair value through profit and loss include equity securities, debt securities, derivatives, loans and receivables and other, and comprise the following sub-categories: trading assets, non-trading derivatives, financial assets designated at fair value through profit and loss by management and investments for risk of policyholders.
A financial asset is classified as at fair value through profit and loss if acquired principally for the purpose of selling in the short term or if so designated by management. Management will make this designation only if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis.
Investments for risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities. Transaction costs on initial recognition are expensed as incurred. Interest income from debt securities and loans and receivables classified as at fair value through profit and loss is recognized in Interest income from banking operations and Investment income in the profit and loss account, using the effective interest method.
Dividend income from equity instruments classified as at fair value through profit and loss is generally recognized in Investment income in the profit and loss account when dividend has been declared. Investment result from investments for risk of policyholders is recognized in investment result for risk of policyholders. For derivatives reference is made to the ‘Derivatives and hedge accounting’ section. For all other financial assets classified as at fair value through profit and loss changes in fair value are recognized in Net trading income.
Investments
Investments (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale and are initially recognized at fair value plus transaction costs. Investment securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and actively traded loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale.
Available-for-sale financial assets
Available-for-sale financial assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortized. Interest income is recognized using the effective interest method. Available-for-sale financial assets are measured at fair value. Interest income from debt securities classified as available-for-sale is recognized in Interest income from banking operations and Investment income in the profit and loss account using the effective interest method. Dividend income from equity instruments classified as available-for-sale is generally recognized in Investment income in the profit and loss account when the dividend has been declared. Unrealized gains and losses arising from changes in the fair value are recognized in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity for which the Group has the positive intent and ability to hold to maturity and which are designated as held-to-maturity assets are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest method less any impairment losses. Interest income from debt securities classified as held-to-maturity is recognized in Interest income in the profit and loss account using the effective interest method. Held-to-maturity investments include only debt securities.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest method less any impairment losses. Loans and receivables include: Cash and balances with central banks, Amounts due from banks, Loans and advances to customers and Other assets and are reflected in these balance sheet lines. Interest income from loans and receivables is recognized in Interest income and Investment income in the profit and loss account using the effective interest method.

Credit risk management classification
Credit risk management disclosures are provided in the section ‘Risk management’. The relationship between credit risk classifications in that section and the consolidated balance sheet classifications above is explained below:
•	Lending risk arises when ING grants a loan to a customer, or issues guarantees on behalf of a customer and mainly relates to the balance sheet classification Loans and advances to customers and credit commitments in respect of off balance sheet items e.g. financial guarantees;

•	Investment risk comprises the credit default and migration risk that is associated with ING’s investment portfolio and mainly relates to the balance sheet classification Investments (available-for-sale and held-to-maturity);

•	Money market risk arises when ING places short term deposits with a counterparty in order to manage excess liquidity and mainly relates to the balance sheet classification Amounts due from banks;

•	Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk classification mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives);

•	Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING has paid or delivered its side of the trade. Settlement risk mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and Investments (available-for-sale and held-to-maturity).
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair values are negative.
Some credit protection contracts that take the legal form of a derivative, such as certain credit default swaps, are accounted for as financial guarantees.
The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge), hedges of highly probable future cash flows attributable to a recognized asset or liability or a forecast transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
At the inception of the transaction ING documents the relationship between hedging instruments and hedged items, its risk management objective, together with the methods selected to assess hedge effectiveness. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit and loss, and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognized in the profit and loss account. An assessment is carried out when the Group first becomes party to the contract. A subsequent reassessment is carried out only when there is a change in the terms of the contract that significantly modifies the expected cash flows.
Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in the profit and loss account, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortized through the profit and loss account over the remaining term of the original hedge or recognized directly when the hedged item is derecognized. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognized in the profit and loss account only when the hedged item is derecognized.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Amounts accumulated in equity are recycled to the profit and loss account in the periods in which the hedged item affects net result. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is transferred immediately to the profit and loss account.
Net investment hedges
Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity and the gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.
Non-trading derivatives that do not qualify for hedge accounting
Derivative instruments that are used by the Group as part of its risk management strategies, but which do not qualify for hedge accounting under the Group’s accounting policies, are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the profit and loss account.
OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Financial assets and financial liabilities are offset, and the net amount reported, in the balance sheet when the Group has a legally enforceable right to set off the recognized amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.
REPURCHASE TRANSACTIONS AND REVERSE REPURCHASE TRANSACTIONS
Securities sold subject to repurchase agreements (‘repos’) are retained in the consolidated financial statements. The counterparty liability is included in Amounts due to banks, Other borrowed funds or Customer deposits and other funds on deposit, as appropriate.
Securities purchased under agreements to resell (‘reverse repos’) are recognized as Loans and advances to customers or Amounts due from banks, as appropriate. The difference between the sale and repurchase price is treated as interest and amortized over the life of the agreement using the effective interest method.
IMPAIRMENTS OF LOANS AND ADVANCES TO CUSTOMERS (LOAN LOSS PROVISIONS)
The Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:
•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance or delays repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

•	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.
The Group does not consider events that may be expected to occur in the future as objective evidence, and consequently they are not used as a basis for concluding that a financial asset or group of assets is impaired.

In determining the impairment, expected future cash flows are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. Losses expected as a result of future events, no matter how likely, are not recognized.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and then individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss on an asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (‘Loan loss provision’) and the amount of the loss is recognized in the profit and loss account under ‘Addition to loan loss provision’. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. The collective evaluation of impairment includes the application of a ‘loss confirmation period’ to default probabilities. The loss confirmation period is a concept which recognizes that there is a period of time between the emergence of impairment triggers and the point-in-time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss confirmation period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Although the loss confirmation periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss confirmation periods are based on historical experience and are validated, and revised where necessary, through regular back-testing to ensure that they reflect recent experience and current events.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed by adjusting the provision. The amount of the reversal is recognized in the profit and loss account.
When a loan is uncollectible, it is written off against the related loan loss provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are recognized in the profit and loss account.
IMPAIRMENT OF OTHER FINANCIAL ASSETS
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 25% and 6 months are used as triggers. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in net result – is removed from equity and recognized in the profit and loss account. Impairment losses recognized on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the profit and loss account, the impairment loss is reversed through the profit and loss account.

INVESTMENTS IN ASSOCIATES
Associates are all entities over which the Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also is the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:
•	Representation on the board of directors;

•	Participation in the policymaking process; and

•	Interchange of managerial personnel.
Investments in associates are initially recognized at cost and subsequently accounted for using the equity method of accounting.
The Group’s investment in associates (net of any accumulated impairment loss) includes goodwill identified on acquisition. The Group’s share of its associates’ post-acquisition profits or losses is recognized in the profit and loss account, and its share of post-acquisition changes in reserves is recognized in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless they provide evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. The reporting dates of all material associates are consistent with the reporting date of the Group.
For interests in investment vehicles the existence of significant influence is determined taking into account both the Group’s financial interests for own risk and its role as investment manager.
REAL ESTATE INVESTMENTS
Real estate investments are stated at fair value at the balance sheet date. Changes in the carrying amount resulting from revaluations are recognized in the profit and loss account. On disposal the difference between the sale proceeds and book value is recognized in the profit and loss account.
The fair value of real estate investments is based on regular appraisals by independent qualified valuers. Each year every property is valued either by an independent valuer or internally. Indexation is used when a property is valued internally. The index is based on the results of the independent valuations carried out in that period. Market transactions, and disposals made by the Group, are monitored as part of the procedures to back test the indexation methodology. All properties are valued independently at least every five years.
PROPERTY AND EQUIPMENT
Property in own use
Land and buildings held for own use are stated at fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against the revaluation reserve directly in equity; all other decreases are charged to the profit and loss account. Increases that reverse a revaluation decrease on the same asset previously recognized in net result are recognized in the profit and loss account. Depreciation is recognized based on the fair value and the estimated useful life (in general 20–50 years). Depreciation is calculated on a straight-line basis. On disposal the related revaluation reserve is transferred to retained earnings.
The fair values of land and buildings are based on regular appraisals by independent qualified valuers. Subsequent expenditure is included in the asset’s carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property under construction
Land and buildings under construction are stated at the directly attributable purchase and construction costs incurred up to the balance sheet date plus borrowing costs incurred during construction and the Group’s own development and supervision expenses, where necessary, less impairment losses if ING has the intention to sell the property under construction its completion.
Land and buildings under construction (including real estate investments) are stated at fair value if ING has the intention to recognize the property under construction after completion as real estate investments.

Property held for sale
Property held for sale comprises properties obtained from foreclosures and property developed for sale for which there is no specifically negotiated contract. These properties are stated at the lower of cost and net realisable value. Cost includes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Where the net realisable value is lower than the carrying amount, the impairment is recognized in the profit and loss account.
Property under development for third parties
Property under development where there is not yet a specifically negotiated contract is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and the Group’s own directly attributable development and supervision expenses less any impairment losses. Profit is recognized using the completed contract method (on sale date of the property).
Property under development where there is a specifically negotiated contract is valued using the percentage of completion method (pro rata profit recognition).
Equipment
Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight line basis over their estimated useful lives, which are generally as follows: for data processing equipment two to five years, and four to ten years for fixtures and fittings. Expenditure incurred on maintenance and repairs is charged to the profit and loss account as incurred. Expenditure incurred on major improvements is capitalized and depreciated.
Assets under operating leases
Assets leased out under operating leases in which ING is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term. Reference is made to the section ‘Leases’.
Disposals
The difference between the proceeds on disposal and net book value is recognized in the profit and loss account.
Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.
LEASES
The Group as the lessee
The leases entered into by ING are primarily operating leases. The total payments made under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.
When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.
The Group as the lessor
When assets are held subject to a finance lease, the present value of the lease payments is recognized as a receivable under Loans and advances to customers or Amounts due from banks. The difference between the gross receivable and the present value of the receivable is unearned lease finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. When assets are held subject to an operating lease, the assets are included under Assets under operating leases.
PURCHASE ACCOUNTING, GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
ING Group’s acquisitions are accounted for under the purchase method of accounting, whereby the cost of the acquisitions is allocated to the fair value of the assets, liabilities and contingent liabilities acquired. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalized as an intangible asset. The results of the operations of the acquired companies are included in the profit and loss account from the date control is obtained.

Goodwill is only capitalized on acquisitions after the implementation date of IFRS (January 1, 2004). Accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on these acquisitions were charged directly to shareholders’ equity. Goodwill is allocated to reporting units for the purpose of impairment testing. These reporting units represent the lowest level at which goodwill is monitored for internal management purposes. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the reporting units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.
Adjustments to the fair value as at the date of acquisition of acquired assets and liabilities that are identified within one year after acquisition are recognized as an adjustment to goodwill; any subsequent adjustment is recognized as income or expense. However, recognition of deferred tax assets after the acquisition date is recognized as an adjustment to goodwill, even after the first year. On disposal of group companies, the difference between the sale proceeds and book value (including goodwill) and the unrealized results (including the currency translation reserve in equity) is included in the profit and loss account.
Computer software
Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortisation is included in Other operating expenses.
Value of business acquired (VOBA)
VOBA is an asset that reflects the present value of estimated net cash flows embedded in the insurance contracts of an acquired company, which existed at the time the company was acquired. It represents the difference between the fair value of insurance liabilities and their book value. VOBA is amortized in a similar manner to the amortisation of deferred acquisition costs as described in the section ‘Deferred acquisition costs’.
Other intangible assets
Other intangible assets are capitalized and amortized over their expected economic life, which is generally between three and ten years. Intangible assets with an indefinite life are not amortized.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance and investment contracts that are deferred and amortized. The deferred costs, all of which vary with (and are primarily related to) the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses.
For traditional life insurance contracts, certain types of flexible life insurance contracts, and non-life contracts, DAC is amortized over the premium payment period in proportion to the premium revenue recognized.
For other types of flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortisation is adjusted when estimates of current or future gross profits, to be realized from a group of products, are revised. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits (e.g. reflecting stock market performance or a change in the level of assets under management) may cause a lower/higher amortisation of DAC due to the catch-up of amortisation in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recognized in the profit and loss account of the period in which the unlocking occurs.
DAC is evaluated for recoverability at issue. Subsequently it is tested on a regular basis together with the provision for life insurance liabilities and VOBA. The test for recoverability is described in the section ‘Insurance, Investment and Reinsurance Contracts’.
For certain products DAC is adjusted for the impact of unrealized results on allocated investments through equity.
TAXATION
Income tax on the net result for the year comprises current and deferred tax. Income tax is recognized in the profit and loss account but it is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity.

Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.
Deferred tax assets are recognized where it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income tax losses available for carry forward are recognized as an asset where it is probable that future taxable profits will be available against which these losses can be utilized.
Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the profit and loss account together with the deferred gain or loss.
FINANCIAL LIABILITIES
Financial liabilities at amortized cost
Financial liabilities at amortized cost include the following sub-categories: preference shares, other borrowed funds, debt securities in issue, subordinated loans, amounts due to banks and customer deposits and other funds on deposit.
Preference shares, which carry a mandatory coupon or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities. The dividends on these preference shares are recognized in the profit and loss account as Interest expense using the effective interest method.
Borrowings are recognized initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds, net of transaction costs, and the redemption value is recognized in the profit and loss account over the period of the borrowings using the effective interest method.
If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of the liability and the consideration paid is included in the profit and loss account.
Financial liabilities at fair value through profit and loss
Financial liabilities at fair value through profit and loss comprise the following sub-categories: trading liabilities, non-trading derivatives and other financial liabilities designated at fair value through profit and loss by management. Trading liabilities include equity securities, debt securities, funds on deposit and derivatives. Designation by management will take place only if it eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. ING has designated an insignificant part of the issued debt, related to market-making activities, at fair value through profit and loss. This issued debt consists mainly of own bonds. The designation as fair value through profit and loss eliminates the inconsistency in the timing of the recognition of gains and losses. All other financial liabilities are measured at amortized cost.
Financial guarantee contracts
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are initially recognized at fair value and subsequently measured at the higher of the discounted best estimate of the obligation under the guarantee and the amount initially recognized less cumulative amortisation to reflect revenue recognition principles.
INSURANCE, INVESTMENT AND REINSURANCE CONTRACTS
Insurance contracts
Insurance policies which bear significant insurance risk are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required for life and non-life insurance claims, including expenses relating to such claims. For some insurance contracts the measurement reflects current market assumptions.
Provision for life insurance
The Provision for life insurance is calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts. Specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices for specific product features in the local markets.

Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. The assumptions are set initially at the policy issue date and remain constant throughout the life of the policy, except in the case of loss recognition.
Insurance provisions for universal life, variable life and annuity contracts, unit-linked contracts, etc. are generally set equal to the balance that accrues to the benefit of the policyholders. Certain variable annuity products contain minimum guarantees on the amounts payable upon death and/or maturity. The insurance provisions include the impact of these minimum guarantees, taking into account the difference between the potential minimum benefit payable and the total account balance, expected mortality and surrender rates.
The as yet unamortized interest rate rebates on periodic and single premium contracts are deducted from the Provision for life insurance. Interest rate rebates granted during the year are capitalized and amortized in conformity with the anticipated recovery pattern and are recognized in the profit and loss account.
Provision for unearned premiums and unexpired insurance risks
The provision is calculated in proportion to the unexpired periods of risk. For insurance policies covering a risk increasing during the term of the policy at premium rates independent of age, this risk is taken into account when determining the provision. Further provisions are made to cover claims under unexpired insurance contracts, which may exceed the unearned premiums and the premiums due in respect of these contracts.
Claims provision
The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported (IBNR) and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques. In addition, ‘IBNR’ reserves are set to recognize the estimated cost of losses that have occurred but which have not yet been notified to the Group.
Deferred profit sharing liability
For insurance contracts with discretionary participation features a deferred profit sharing liability is recognized for the full amount of the unrealized revaluation on allocated investments. Upon realisation, the profit sharing on unrealized revaluation is reversed and a deferred profit sharing liability is recognized for the share of realized results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing liability is reduced by the actual allocation of profit sharing to individual policyholders.
Provisions for life insurance for risk of policyholders
The Provisions for life insurance for risk of policyholder are calculated on the same basis as the Provision for life insurance. For insurance contracts for risk of policyholders the provisions are generally shown at the balance sheet value of the associated investments.
Reinsurance contracts
Reinsurance premiums, commissions and claim settlements, as well as the reinsurance element of technical provisions are accounted for in the same way as the original contracts for which the reinsurance was concluded. To the extent that the assuming reinsurers are unable to meet their obligations, the Group remains liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible.
Adequacy test
The adequacy of the Provision for life insurance, net of unamortized interest rate rebates, DAC and VOBA (the net insurance liabilities), is evaluated regularly by each business unit. The test considers current estimates of all contractual and related cash flows, and future developments. It includes investment income on the same basis as it is included in the profit and loss account.
If, for any business unit, it is determined, using a best estimate (50%) confidence level, that a shortfall exists, and there are no offsetting amounts within other business units in the Business Line, the shortfall is recognized immediately in the profit and loss account.
If, for any business unit, the net insurance liabilities are not adequate using a prudent (90%) confidence level, but there are offsetting amounts within other Group business units, then the business unit is allowed to take measures to strengthen the net insurance liabilities over a period no longer than the expected life of the policies. To the extent that there are no offsetting amounts within other Group business units, any shortfall at the 90% confidence level is recognized immediately in the profit and loss account.
If the net insurance liabilities are determined to be adequate at above the 90% confidence level, no reduction in the net insurance liabilities is recognized.

Investment contracts
Insurance policies without discretionary participation features which do not bear significant insurance risk are presented as Investment contracts. Provisions for liabilities under investment contracts are determined either at amortized cost, using the effective interest method (including certain initial acquisition expenses) or at fair value.
OTHER LIABILITIES
Employee benefits – pension obligations
Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses, and unrecognized past service costs. The defined benefit obligation is calculated annually by internal and external actuaries using the projected unit credit method.
The expected value of the assets is calculated using the expected rate of return on plan assets. Differences between the expected return and the actual return on these plan assets and actuarial changes in the deferred benefit obligation are not recognized in the profit and loss account, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is charged or credited to the profit and loss account over employees’ remaining working lives. The corridor was reset to nil at the date of transition to IFRS.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as staff expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
Other post-employment obligations
Some group companies provide post-employment healthcare and other benefits to certain employees and former employees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.
Other provisions
A provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, however the timing or the amount is uncertain. Provisions are discounted when the effect of the time value of money is material using a pre-tax discount rate. The determination of provisions is an inherently uncertain process involving estimates regarding amounts and timing of cash flows.
Reorganisation provisions include employee termination benefits when the Group is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.
INCOME RECOGNITION
Gross premium income
Premiums from life insurance policies are recognized as income when due from the policyholder. For non-life insurance policies, gross premium income is recognized on a pro-rata basis over the term of the related policy coverage. Receipts under investment contracts are not recognized as gross premium income.

Interest
Interest income and expense are recognized in the profit and loss account using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.
All interest income and expenses from trading positions and non-trading derivatives are classified as interest income and interest expenses in the profit and loss account. Changes in the ‘clean fair value’ are included in Valuation results on non-trading derivatives.
Fees and commissions
Fees and commissions are generally recognized as the service is provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognized as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognized as income when the syndication has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognized on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognized based on the applicable service contracts as the service is provided. Asset management fees related to investment funds and investment contract fees are recognized on a pro-rata basis over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Fees received and paid between banks for payment services are classified as commission income and expenses.
Lease income
The proceeds from leasing out assets under operating leases are recognized on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING is the lessor are divided into an interest component (recognized as interest income) and a repayment component.
EXPENSE RECOGNITION
Expenses are recognized in the profit and loss account as incurred or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably.
Share-based payments
Share-based payment expenses are recognized as the employees provide the service. A corresponding increase in equity is recognized if the services are received in an equity-settled share-based payment transaction. A liability is recognized if the services are acquired in a cash-settled share-based payment transaction. The cost of acquiring the services is expensed as a staff expense. Prior to 2007, ING Group generally provided equity-settled share-based payment transactions. However, since 2007, ING Group has generally provided cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions is measured at the grant date and the fair value of cash-settled share-based payment transactions is measured at each balance sheet date.
EARNINGS PER ORDINARY SHARE
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:
•	Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•	The computation is based on daily averages;

•	In case of exercised warrants, the exercise date is taken into consideration.
The non-voting equity securities are not ordinary shares, because their terms and conditions (especially with regard to coupons and voting rights) are significantly different. Therefore, the weighted average number of ordinary shares outstanding during the period is not impacted by the non-voting equity securities.

Diluted earnings per share data are computed as if all convertible instruments outstanding at year-end were exercised at the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise is added to the average number of shares used to calculate diluted earnings per share.
Share options with fixed or determinable terms are treated as options in the calculation of diluted earnings per share, even though they may be contingent on vesting. They are treated as outstanding on the grant date. Performance-based employee share options are treated as contingently issuable shares because their issue is contingent upon satisfying specified conditions in addition to the passage of time.
FIDUCIARY ACTIVITIES
The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

ACCOUNTING POLICIES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS
The statement of cash flows has been drawn up in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the result before tax is adjusted for those items in the profit and loss account, and changes in balance sheet items, which do not result in actual cash flows during the year.
For the purposes of the statement of cash flows, Cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, amounts due from other banks and amounts due to banks. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Cash flows arising from foreign currency transactions are translated into the functional currency using the exchange rates at the date of the cash flows.
The net cash flow shown in respect of Loans and advances to customers relates only to transactions involving actual payments or receipts. The Addition to loan loss provision which is deducted from the item Loans and advances to customers in the balance sheet has been adjusted accordingly from the result before tax and is shown separately in the statement of cash flows.
The difference between the net cash flow in accordance with the statement of cash flows and the change in Cash and cash equivalents in the balance sheet is due to exchange rate differences and is accounted for separately as part of the reconciliation of the net cash flow and the balance sheet change in Cash and cash equivalents.
2.5.5 Financial assets at fair value through profit and loss

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Trading assets	119,068	160,378	193,213	193,977	149,187
Investment for risk of policyholders	99,900	95,366	114,827	110,547	100,961
Non-trading derivatives	12,453	16,484	7,637	6,521	7,766
Designated as at fair value through profit and loss	7,431	8,277	11,453	6,425	10,230

	238,852	280,505	327,130	317,470	268,144

2.5.6 Investments

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Available-for-sale
- equity securities	8,155	8,822	19,947	18,225	16,466
- debt securities	184,500	234,030	255,950	275,696	289,241

	192,655	242,852	275,897	293,921	305,707

Held-to-maturity
- debt securities	14,862	15,440	16,753	17,660	18,937

	14,862	15,440	16,753	17,660	18,937

	207,517	258,292	292,650	311,581	324,644

During the second quarter of 2009 the Group reclassified EUR 0.8 billion of available-for-sale financial assets to held-to-maturity. The reclassification resulted from reduction in market liquidity for these assets, the Group now has the intent and ability to hold these assets until maturity.
Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS as of the third quarter of 2008. During the first and second quarter of 2009 ING Group reclassified certain financial assets from Investments to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had an intent to hold for the foreseeable future. At the reclassification dates the fair value of the reclassified assets amounted to EUR 22.8 billion for reclassification made during the first quarter of 2009 and EUR 6.1 billion for reclassification made during the second quarter 2009.

Reclassifications to Loans and advances to customers in the first quarter
As of reclassification date January 12, 2009, for assets reclassified during the first quarter 2009, the (weighted average) effective interest rates were in the range from 2.1% to 11.7% and expected recoverable cash flows were EUR 24 billion. Unrealized fair value losses recognized in shareholders’ equity amounted to EUR 1.2 billion. This amount will be released from equity and amortized to the profit and loss account over the remaining life of the assets on an effective interest rate basis. From January 1, 2009 until the reclassification date no unrealized fair value losses were recognized in shareholders’ equity, no impairment was recognized.
As at June 30, 2009 the carrying value in the balance sheet and the fair value of the first quarter reclassified financial assets amounted to EUR 21.7 billion and EUR 20.1 billion, respectively.
If the reclassification had not been made, result before tax would have been unchanged and shareholders’ equity as per June 30, 2009 would have been EUR 1.0 billion after tax lower due to unrealized fair value losses.
After the reclassification, the reclassified financial assets contributed EUR 303 million to result before tax for the period ended June 30, 2009, which fully consisted of Interest income. No provision for credit losses was recognized.
In the year ended December 31, 2008 no impairment on reclassified financial assets available-for-sale was recognized. Unrealized fair value losses of EUR 0.3 billion were recognized directly in shareholders’ equity.
Reclassifications to Loans and advances to customers in the second quarter
For amounts reclassified during the second quarter of 2009, as of the reclassification date June 1, 2009, the (weighted average) effective interest rates on reclassified assets were in the range from 1.42% to 24.82% and expected recoverable cash flows were EUR 7.1 billion. Unrealized fair value losses recognized in shareholders’ equity amounted to EUR 0.9 billion. This amount will be released from equity and amortized to the profit and loss account over the remaining life of the assets on an effective interest rate basis. From January 1, 2009 until the reclassification date EUR 0.2 billion unrealized fair value gains were recognized in shareholders’ equity, no impairment was recognized.
As at June 30, 2009 the carrying value in the balance sheet and the fair value of the in the second quarter reclassified financial assets amounted to EUR 6.1 billion.
If the reclassification had not been made, result before tax would have been unchanged and shareholders’ equity would have been EUR 42 million, after tax, higher due to a decrease in unrealized losses since the date of reclassification.
After the reclassification, the reclassified financial assets contributed EUR 10 million to result before tax for the period ended June 30, 2009, which fully consisted of Interest income. No provision for credit losses was recognized.
In the year ended December 31, 2008 no impairment on reclassified financial assets available-for-sale was recognized. Unrealized fair value losses of EUR 1.1 billion were recognized directly in shareholders’ equity.
Derecognition of available-for-sale debt securities
See note 2.5.16 for the derecognition of certain available-for-sale debt securities as a result of the transaction with the Dutch Government.
2.5.7 Loans and advances to customers
Loans and advances to customers relate to banking and insurance operations as follows:

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Banking operations	561,383	598,621	529,234	440,558	404,511
Insurance operations	30,971	25,681	27,576	37,606	38,467

	592,354	624,302	556,810	478,164	442,978
Eliminations	(6,499)	(7,526)	(3,152)	(3,544)	(3,797)

	585,855	616,776	553,658	474,620	439,181

Loans and advances to customers are specified by type as follows (banking operations):

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Loans to, or guaranteed by, public authorities	50,824	26,387	23,639	25,953	31,442
Loans secured by mortgages	301,166	300,934	274,622	208,394	181,112
Loans guaranteed by credit institutions	2,267	548	2,542	2,408	1,826
Personal lending	24,530	27,547	24,759	22,906	25,142
Corporate loans	186,317	245,731	205,660	183,535	168,295

	565,104	601,147	531,222	443,196	407,817

Loan loss provisions	(3,721)	(2,526)	(1,988)	(2,638)	(3,306)

	561,383	598,621	529,234	440,558	404,511

Changes in loan loss provisions were as follows:

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Opening balance	2,670	2,031	2,679	3,360	4,568
Implementation of IAS 32/39					(659)
Changes in the composition of the group	(1)	(2)	95	(101)	(4)
Write-offs	(424)	(734)	(963)	(695)	(842)
Recoveries	70	93	60	86	61
Increase in loan loss provisions	1,650	1,318	133	108	109
Exchange rate differences	(35)	(51)	(20)	(70)	126
Other changes	(25)	15	47	(9)	1

Closing balance	3,905	2,670	2,031	2,679	3,360

Of which:
Banking	3,823	2,611	2,001	2,642	3,313
Insurance	82	59	30	37	47

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented on the face of the profit and loss account.
The loan loss provision relating to banking operations is included in the balance sheet under:

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Loans and advances to customers	3,721	2,526	1,988	2,638	3,306
Amounts due to banks	102	85	13	4	7

	3,823	2,611	2,001	2,642	3,313

2.5.8 Intangible assets

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Value of business acquired	1,866	2,084	2,301	2,641	2,986
Goodwill	3,031	3,070	2,245	305	173
Software	878	881	472	377	408
Other	819	880	722	199	94

	6,594	6,915	5,740	3,522	3,661

2.5.9 Financial liabilities at fair value through profit and loss

	June 30,	December 31,	December 31,	December 31,	December 31,
amounts in millions of euros	2009	2008	2007	2006	2005

Trading liabilities	117,528	152,616	148,988	127,975	92,058
Non-trading derivatives	19,885	21,773	6,951	4,934	6,248
Designated as at fair value through profit and loss	11,891	14,009	13,882	13,702	11,562

	149,304	188,398	169,821	146,611	109,868

2.5.10 Investment income

6 month period ended June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

Income from real estate investments	113	137	160	156	219
Dividend income	123	508	474	407	362
Income from investments in debt securities	2,905	3,165	3,233	3,319	2,697
Income from loans	680	861	1,153	1,055	1,322
Realized gains/losses on disposal of debt securities	50	42	68	(35)	182
Reversals/Impairments of available-for-sale debt securities	(810)	(143)	1	4	7
Realized gains/losses on disposal of equity securities	110	858	1,300	498	686
Impairments of available-for-sale equity securities	(274)	(393)	(21)	(18)	(45)
Change in fair value of real estate investments	(437)	(222)	88	58	49

	2,460	4,813	6,456	5,444	5,479

2.5.11 Other income

6 month period ended June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

Net gains/losses on disposal of group companies	(56)	54	23	(1)	398
Valuation results on non-trading derivatives	(3,145)	1,522	408	289	(21)
Net trading income	821	238	725	764	496
Result from associates	(391)	42	436	295	31
Other income	265	469	483	308	92

	(2,506)	2,325	2,075	1,655	996

Result from associates includes:

6 month period ended June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

Share of results from associates	(390)	63	436	295	31
Impairments	(1)	(21)

	(391)	42	436	295	31

2.5.12 Earnings per share
Earnings per share — Amount

6 month period ended June 30,
(in millions of euros)	2009	2008	2007	2006	2005

Basic earnings	(1,139)	4,294	5,148	4,174	3,492

Diluted earnings	(1,139)	4,294	5,148	4,174	3,492

Weighted average number of ordinary shares outstanding during the period

6 month period ended June 30,
in millions	2009	2008	2007	2006	2005

Weighted average number of ordinary shares before dilution	2,024.4	2,058.3	2,160.5	2,156.1	2,172.9

Effect of dilutive securities:
Warrants			5.1	6.0
Stock option and share plans	1.9	5.3	13.2	18.3	9.0

Weighted average number of ordinary shares after dilution	2,026.3	2,063.6	2,178.8	2,180.4	2,181.9

Earnings per share — per ordinary share

6 month period ended June 30,
in euros	2009	2008	2007	2006	2005

Basic earnings per share	(0.56)	2.09	2.38	1.94	1.61

Diluted earnings per share	(0.56)	2.08	2.36	1.91	1.61

Diluted earnings per share data are calculated as if the stock options outstanding at the end of the second quarter had been exercised at the beginning of the period. It is also assumed that ING Group uses the cash received from stock options exercised or non-voting equity securities converted to buy its own shares against the average market price in the reporting period. The net increase in the number of shares resulting from exercising stock options or warrants is added to the average number of shares used for the calculation diluted earnings per share.
The potential conversion of the non-voting equity securities is not taken into account in the calculation of diluted earnings per share as this would have an anti-dilutive effect i.e. diluted earnings per share would become less negative than the earnings after potential attribution to non-voting equity securities.

2.5.13 Segment Reporting
ING Group’s operating segments relate to the internal segmentation by business lines. These include the business lines: Retail Banking, ING Direct, Commercial Banking, Insurance Europe, Insurance Americas and Insurance Asia/Pacific. Other mainly includes items not directly attributable to the business lines.
The Corporate Line Banking and the Corporate Line Insurance are both included in Other. These are not separate reportable segments as they do not qualify as an operating segment that engages in business activities from which it may earn revenue and incur expenses.
Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING applies a system of capital charging that makes the results of the banking business units globally comparable, irrespective of the book equity they have and the currency they operate in.
The Corporate Line Insurance includes items such as those related to capital management and capital gains on public equities (net of impairments).
The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board.
ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. Underlying result is defined as result under IFRS excluding the impact of divestments and special items.
The following table specifies the main sources of income of each of the segments.

Segment	Main source of income

Retail Banking	Income from retail and private banking activities. The main products offered are savings accounts and mortgages.

ING Direct	Income from direct retail banking activities. The main products offered are savings accounts and mortgages.

Commercial Banking	Income from the conduction of operations for corporations and other institutions, where a full range of products is offered, from cash management to corporate finance. Commercial Banking also includes ING Real Estate.

Insurance Europe	Premium and investment income from life insurance, non-life insurance, investment management, asset management and retirement services in Europe.

Insurance Americas	Premium and investment income from life insurance, investment management, asset management and retirement services in the US and Latin America.

Insurance Asia/Pacific	Income from premium and investment from life insurance, investment management, asset management and retirement services in Asia/Pacific.

6 month period			Commer-			Insurance
ended June 30, 2009	Retail	ING	cial	Insurance	Insurance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
- Gross premium income				5,117	7,403	3,648	15	16,183		16,183
- Net interest result — banking operations	2,814	1,518	2,003				(112)	6,223	43	6,180
- Commission income	657	75	544	228	604	135	1	2,244		2,244
- Total investment and other income	77	(553)	(685)	1,112	677	320	(845)	103	128	(25)

Total underlying income	3,548	1,040	1,862	6,457	8,684	4,103	(941)	24,753	171	24,582

Underlying expenditure:
- Underwriting expenditure				5,443	7,969	3,210	16	16,638		16,638
- Operating expenses	2,444	844	1,314	759	836	371	119	6,687		6,687
- Other interest expenses				197	133	470	(257)	543	171	372
- Additions to loan loss provision	539	327	759					1,625		1,625
- Other impairments							36	36		36

Total underlying expenses	2,983	1,171	2,073	6,399	8,938	4,051	(86)	25,529	171	25,358

Underlying result before taxation	565	(131)	(211)	58	(254)	52	(855)	(776)		(776)
Taxation	138	(63)	(41)	67	(55)	23	(250)	(181)		(181)
Minority interests	6		(115)	7	3	1	(5)	(103)		(103)

Underlying net result	421	(68)	(55)	(16)	(202)	28	(600)	(492)		(492)

6 month period			Commer-			Insurance
ended June 30, 2008	Retail	ING	cial	Insurance	Insurance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
- Gross premium income				5,635	9,777	4,675	17	20,104		20,104
- Net interest result — banking operations	2,780	1,175	1,357				(87)	5,225	24	5,201
- Commission income	824	25	622	250	549	179	4	2,453		2,453
- Total investment and other income	280	59	1,626	2,053	1,728	684	408	6,838	91	6,747

Total underlying income	3,884	1,259	3,605	7,938	12,054	5,538	342	34,620	115	34,505

Underlying expenditure:
- Underwriting expenditure				6,115	10,654	4,527	1	21,297		21,297
- Operating expenses	2,587	843	1,403	867	823	439	43	7,005		7,005
- Other interest expenses				217	106	266	9	598	115	483
- Additions to loan loss provision	101	83	147					331		331
- Other impairments				3			28	31		31

Total underlying expenses	2,688	926	1,550	7,202	11,583	5,232	81	29,262	115	29,147

Underlying result before taxation	1,196	333	2,055	736	471	306	261	5,358		5,358
Taxation	252	124	578	87	78	95	(117)	1,097		1,097
Minority interests	25	2	(60)	(1)	3	13	(7)	(25)		(25)

Underlying net result	919	207	1,537	650	390	198	385	4,286		4,286

6 month period			Commer-			Insurance
ended June 30, 2007	Retail	ING	cial	Insurance	Insurance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
- Gross premium income				5,674	11,076	6,084	11	22,845		22,845
- Net interest result — banking operations	2,683	963	872				(38)	4,480	34	4,446
- Commission income	812	49	621	245	510	183	7	2,427		2,427
- Total investment and other income	241	119	2,040	2,640	2,465	370	606	8,481	76	8,405

Total underlying income	3,736	1,131	3,533	8,559	14,051	6,637	586	38,233	110	38,123

Underlying expenditure:
- Underwriting expenditure				6,224	11,490	5,767	20	23,501		23,501
- Operating expenses	2,428	769	1,409	891	1,241	513	141	7,392		7,392
- Other interest expenses				324	194	45	97	660	110	550
- Additions to loan loss provision	79	26	(80)					25		25
- Other impairments				1				1		1

Total underlying expenses	2,507	795	1,329	7,440	12,925	6,325	258	31,579	110	31,469

Underlying result before taxation	1,229	336	2,205	1,120	1,126	312	326	6,654		6,654
Taxation	278	78	377	136	304	107	(72)	1,208		1,208
Minority interest	20		33	8	64	22	(6)	141		141

Underlying net result	931	258	1,795	976	758	183	404	5,305		5,305

6 month period			Commer-			Insurance
ended June 30, 2006	Retail	ING	cial	Insurance	Insurance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
- Gross premium income				5,683	12,469	6,411	14	24,577		24,577
- Net interest result — banking operations	2,323	1,062	1,274				(95)	4,564	68	4,496
- Commission income	649	39	652	171	494	146	1	2,152		2,152
- Total investment and other income	98	34	1,220	2,602	2,284	431	367	7,036	30	7,006

Total underlying income	3,070	1,135	3,146	8,456	15,247	6,988	287	38,329	98	38,231

Underlying expenditure:
- Underwriting expenditure				6,130	12,810	6,212	6	25,158		25,158
- Operating expenses	1,973	768	1,619	900	1,262	458	39	7,019		7,019
- Other interest expenses				279	235	5	168	687	98	589
- Additions to loan loss provision	75	22	(132)				(1)	(36)		(36)
- Other impairments					(1)			(1)		(1)

Total underlying expenses	2,048	790	1,487	7,309	14,306	6,675	212	32,827	98	32,729

Underlying result before taxation	1,022	345	1,659	1,147	941	313	75	5,502		5,502
Taxation	290	141	357	189	253	96	(119)	1,207		1,207
Minority interest	5		19	42	83	21	5	175		175

Underlying net result	727	204	1,283	916	605	196	189	4,120		4,120

6 month period			Commer-			Insurance
ended June 30, 2005	Retail	ING	cial	Insurance	Insurance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
- Gross premium income				5,573	10,821	6,167	12	22,573		22,573
- Net interest result — banking operations	2,147	884	1,333				(71)	4,293	42	4,251
- Commission income	543	46	471	154	419	118	3	1,754		1,754
- Total investment and other income	80	54	1,014	2,506	2,119	373	(69)	6,077	8	6,069

Total underlying income	2,770	984	2,818	8,233	13,359	6,658	(125)	34,697	50	34,647

Underlying expenditure:
- Underwriting expenditure				6,079	11,213	6,043	1	23,336		23,336
- Operating expenses	1,903	667	1,611	920	1,111	389	96	6,697		6,697
- Other interest expenses				236	49	4	241	530	50	480
- Additions to loan loss provision	59	63	(76)					46		46
- Other impairments				3				3		3

Total underlying expenses	1,962	730	1,535	7,238	12,373	6,436	338	30,612	50	30,562

Underlying result before taxation	808	254	1,283	995	986	222	(463)	4,085		4,085
Taxation										959
Minority interest										124

Underlying net result										3,002

6 month period
ended June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

Underlying income	24,582	34,505	38,123	38,231	34,647

Divestments	(7)	4,043		183	535
Special items	(15)		489

Income under IFRS-IASB	24,560	38,548	38,612	38,414	35,182

6 month period
ended June 30,
amounts in millions of euros	2009	2008	2007	2006	2005

Underlying net result	(492)	4,286	5,305	4,120	3,002

Divestments	(49)	130	32	54	355
Special items	(598)	(122)	(189)		135

Net result under IFRS-IASB	(1,139)	4,294	5,148	4,174	3,492

Impairments on investments are presented within Investment income, which is part of Total income. The following table specifies the impairments on investments in the different segments.

6 month period			Commer-			Insurance
ended June 30,	Retail	ING	cial	Insurance	Insurance	Asia/
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	Total

2009		491	80	65	231	27	191	1,085
2008	8	4	27	55	107	4	330	535
2007			11				10	21
2006			8				11	19
2005			21				24	45

Divestments in 2009 reflect the net impact of divestments including the sale of ING’s 70% stake in Canada. Divestments in 2008 mainly relate to the sale of Chile Health business (ING Salud), part of the Mexican business (ING Seguros SA) and the Taiwanese life insurance business (ING Life Taiwan).
Special items includes EUR 489 million relating to restructuring costs and the one-time EUR 109 million transaction result on the Illiquid Asset Back-up Facility.
2.5.14 Acquisitions and Disposals
ACQUISITIONS
2008
In December 2008, ING acquired 100% of the voluntary pension fund Oyak Emeklilik for a total consideration of EUR 110 million. Goodwill of EUR 69 million was recognized on the acquisition and is mainly attributable to the operational synergies and the future business potential resulting from the acquisition.
In August 2008, ING acquired approximately 97% of Interhyp AG, Germany’s largest independent residential mortgage distributor for a total consideration of EUR 418 million. Goodwill of EUR 371 million was recognized on the acquisition and is mainly attributable to the future potential for enhancing ING’s distribution platforms in Europe resulting from the acquisition.
In July 2008, ING acquired 100% of CitiStreet, a leading retirement plan and benefit service and administration organisation in the US defined contribution marketplace for a total consideration of EUR 578 million. Goodwill of EUR 462 million was recognized on the acquisition and is mainly attributable to the operational synergies and the future business potential resulting from the acquisition, making ING one of the largest defined contribution businesses in the US.
In January 2008, ING closed the final transaction to acquire 100% of Banco Santander’s Latin American pension and annuity businesses through the acquisition of the pension business in Chile. The pension business in Chile was acquired in January 2008 for EUR 450 million. The total costs of the entire deal were approximately EUR 1,142 million. Goodwill of approximately EUR 786 million was recognized on acquisition and is mainly attributable to the operational synergies and to the future business potential resulting from the acquisition. The Latin American pension businesses acquired represented the acquisition of leading positions in retirement services in high growth emerging markets, giving ING a sustainable, scalable platform in Latin America. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. Except for the effect of the nationalisation of the Argentinean pension business as disclosed in below in disposals in 2009, no significant adjustments were made in 2008 to amounts recognized provisionally in 2007.
2007
In September 2007, ING paid EUR 20 million to increase its shareholding in ING Piraeus Life (the joint venture between ING and Piraeus Bank) from 50 to 100%.
In April 2007, ING acquired 100% of AZL, an independent Dutch provider of pension fund management services, for EUR 65 million.
In July 2007, ING announced that it had reached agreement to acquire full ownership of Landmark Investment Co Ltd, the twelfth largest asset manager in South Korea. The purchase price paid for Landmark was EUR 255 million. Goodwill of approximately EUR 208 million was recognized on acquisition and is mainly attributable to the operational synergies and to the future business potential resulting from the acquisition. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. No significant adjustments were made in 2008 to amounts recognized provisionally in 2007.

In November 2007, ING acquired 100% of Sharebuilder Corporation, a Seattle-based brokerage company for EUR 152 million, to extend its retail investment products range and geographical spread in the United States. Goodwill of approximately EUR 94 million was recognized on acquisition and is mainly attributable to the operational synergies and to the future business potential resulting from the acquisition. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. No significant adjustments were made in 2008 to amounts recognized provisionally in 2007.
In November and December 2007, ING acquired the Latin American pension businesses of Banco Santander in Mexico for EUR 349 million, in Columbia for EUR 88 million, in Uruguay for EUR 20 million and in Argentina for EUR 235 million.
In December 2007, ING announced the completion of the acquisition of 100% of the shares in Oyak Bank for an amount of EUR 1,903 million. Oyak Bank is a leading bank in the Turkish market, offering a full range of banking services with a focus on retail banking. Goodwill of EUR 1,015 million was recognized on acquisition and is mainly attributable to the future business potential resulting from the acquisition, as Oyak is a major bank, also offering a platform to distribute insurance, asset management and retirement products, in one of Europe’s fastest growing economies. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. The profit for the year (before amortisation of the intangibles recognized on purchase accounting) was approximately EUR 80 million, but no profit or loss was included in the ING Group net result over 2007.
2006
In July 2006, ING acquired 100% of Appleyard Vehicles Contracts, a UK based car leasing company. The purchase price paid for Appleyard was EUR 110 million.
In October 2006, ING acquired 56% of Summit Real Estate Investment Trust (Summit REIT) for an amount of EUR 2,132 million. Summit REIT owns a portfolio of high-quality light industrial properties in major markets across Canada.
In October 2006, ING acquired 100% of ABN AMRO Asset Management (Taiwan) Ltd, a registered Securities Investment Trust Enterprise, for EUR 65 million. The purchase will strengthen ING’s existing position as the Taiwanese largest overall asset manager.
2005
In March 2005, ING Group acquired 19.9% of Bank of Beijing for an amount of EUR 166 million. Bank of Beijing is the second largest city commercial bank in China and the third largest bank in Beijing.
In June 2005, ING Group formed a private equity joint venture to purchase Gables Residential Trust, a U.S.-based real estate investment trust. Gables Residential Trust is a developer, builder, owner and manager of higher-end multifamily properties. ING will provide USD 400 million in equity to finance the transaction. The venture is managed by ING Clarion, a wholly-owned subsidiary of ING Group.
In June 2005, ING Group has purchased GE Commercial Finance’s 50% stake in NMB-Heller’s Dutch and Belgian factoring business. The factoring business has been transferred into a new company, which operates under the name ING Commercial Finance. GE Commercial Finance purchased ING’s 50% stake in NMB-Heller’s German unit, Heller GmbH. Both purchases took effect retroactively from January 1, 2005.
In August 2005, ING Group acquired a portfolio of properties located in the UK from Abbey National. The purchase price amounted to EUR 1.7 billion. The portfolio has been divided between various separate account clients.
In October 2005, ING Group acquired Eural NV from Dexia Bank Belgium. In the course of 2006, Eural is expected to be merged with ING Belgium’s unit Record Bank.
DISPOSALS
January 1, 2009 to June 30, 2009
In October 2008, ING announced that it had reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Fubon Financial Holding Co. Ltd. for approximately EUR 447 million. As at December 31, 2008 ING Life Taiwan qualified as a disposal group held for sale. The sale was completed on

February 13, 2009. Consequently ING Life Taiwan is deconsolidated in the first quarter of 2009. ING was paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and the sale price being paid in subordinated debt securities of the acquirer. The shares have a lock-up period of one year. ING Life Taiwan is included in the segment Insurance Asia/Pacific. This transaction resulted in a loss of EUR 292 million. The loss was recognized in 2008 in the profit and loss account.
In February 2009, ING announced that it had agreed to sell its 70% stake in ING Canada for net proceeds of approximately EUR 1,316 million (CAD 2,099 million). The transaction was closed on February 19, 2009. This transaction resulted in a decrease in Total assets of approximately EUR 5,471 million and a decrease of Total liabilities of approximately EUR 3,983 million.
On July 31, 2009 ING announced that it had reached an agreement to sell its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A. Terms of the agreement were not disclosed. In 2008, the Annuity and Mortgage businesses in Chile generated combined pre-tax earnings of approximately EUR 35 million. This sale does not impact ING’s Pension, Life Insurance, and Investment Management businesses in Chile where ING remains committed to developing leadership positions. This transaction is subject to various national regulatory approvals and is expected to be closed and booked in the fourth quarter of 2009.
2008
In December 2007, ING reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit NRG N.V. for EUR 272 million. The sale resulted in a net loss of EUR 144 million. A loss on disposal of EUR 129 million was reported in 2007. In 2008 EUR 15 million additional losses, predominantly relating to currency exchange rate changes were recognized.

As mentioned above under de acquisitions in 2007 ING acquired the AFJP Pension (Origenes AFJP S.A.) company in Argentina as part of the Santander transaction. In November 2008 the Government of Argentina passed legislation to nationalize the private pension system (AFJPs). Under the law, all client balances held by the private pension system would be transferred to the Argentina Government and AFJP’s pension business would be terminated. The law became effective in December 2008 when the Argentine Social Security Administration (ANSES) took ownership over the affiliate accounts. The nationalisation impacted the pension assets only, thus leaving ING responsible for the ongoing operating costs and liabilities including severance obligations. This resulted in a loss of EUR 188 million being recognized in 2008.
In July 2008, ING announced it had completed the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA as announced in February 2008, for a total consideration of EUR 950 million (USD 1.5 billion). The sale resulted in a gain of EUR 182 million.
In January 2008 ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners, resulting in a gain on disposal of EUR 55 million.
2007
In June 2007, ING sold its investment in Nationale Borg, a specialist provider of guarantee insurance, to HAL Investments BV and Egeria.
In July 2007, ING sold ING Trust to management and Foreman Capital, an independent investment company based in the Netherlands. The sale is part of ING’s strategy to focus on its investment, life insurance and retirement services.
In July 2007, ING sold its entire shareholding in ING Regio B.V., a subsidiary of Regio Bank N.V. to SNS REAAL for EUR 50.5 million, resulting in a gain of EUR 26 million. This entity conducts most of the business of Regio Bank. The legal entity Regio Bank N.V. itself was not part of the transaction.
In September 2007, ING sold its Belgian broker and employee benefits insurance business to P&V Verzekeringen for EUR 777 million, resulting in a gain of EUR 418 million.
2006
In June 2006, ING sold its UK brokerage unit Williams de Broë Plc for EUR 22 million. The sale is part of ING Group’s strategy to focus on core businesses. The result on the sale is subject to closing adjustments.
In September 2006, ING sold its 87.5% stake in Deutsche Hypothekenbank AG, a publicly listed mortgage bank in Germany, as part of ING’s strategy to focus on its core business. The sale resulted in a loss of EUR 83 million.
In December 2006, ING sold its stake in Degussa Bank, a unit of ING-DiBa specialising in worksite banking for private customers. The sale resulted in a loss of EUR 23 million.

2005
In February 2005, ING sold internet service provider Freeler to KPN. The sale resulted in a net gain of EUR 10 million.
In March 2005, ING Group reduced its stake in ING Bank Slaski from 87.77% to 75% by selling shares on the market. By reducing the stake in ING Bank Slaski, ING Group complied with requirements set by the Polish regulator in 2001. ING Group has no intention to further reduce its stake of 75% in ING Bank Slaski.
In March 2005, ING Group finalized the sale of Barings Asset Management to MassMutual Financial Group and Northern Trust Corp. The sale resulted in a net gain of EUR 254 million.
In May 2005, ING Group sold Life Insurance Company of Georgia to Prudential PLC’s subsidiary, Jackson National Life Insurance Company. The loss from this transaction amounts to EUR 32 million after tax.
In November 2005, ING Group sold its stake in Austbrokers Holdings in an initial public offering. Austbrokers is one of the leading insurance brokers in Australia. The decision to sell the business follows ING’s sale of its 50% stake in general insurer QBE Mercantile Mutual to QBE in 2004.
In December 2005 ING Group sold Arenda Holding BV to ZBG, a Dutch private equity firm. Arenda is a provider of consumer finance products.
2.5.15 Issuances, repurchases and repayment of debt and equity securities in issue
Delta hedge portfolio for employee options
ING Groep N.V. has bought 7,260,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were bought on the open market between March 19, and March 23, 2009 at an average price of EUR 4.24 per share.
ING Groep N.V. has sold 5,230,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were sold on the open market between June 2, and June 5, 2009 at an average price of EUR 7.80 per share.
ING Groep N.V. has sold 1,450,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were sold in the open market on September 1 and September 2, 2009 at an average price of EUR 10.53 per share.
Issue of debt securities in issue
ING Bank issued 3 year government guaranteed senior unsecured bonds amounting to USD 6 billion in January 2009. ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond in February 2009 and ING Bank issued a 5 year USD 2 billion fixed rate government guaranteed senior unsecured bond in March 2009. All were issued under the Credit Guarantee Scheme of the State of the Netherlands and are part of ING’s regular medium term funding operations.
2.5.16 Important events and transactions
ING Group and the Dutch government (‘State’) reached an agreement on an Illiquid Assets Back-Up Facility (‘Facility’) on January 26, 2009; the transaction closed on March 31, 2009. The Facility covers the Alt-A portfolios of both ING Direct US and ING Insurance Americas, with a par value of EUR 30 billion. Under the Facility, ING has transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State has become the economic owner. The transaction price remains payable by the State to ING and will be redeemed over the remaining life. Furthermore, under the Facility other fees will have to be paid by both ING and the State. As a result of the transaction ING derecognized 80% of the Alt-A portfolio from the balance sheet and recognized a receivable on the Dutch State.
The overall sales proceeds amounts to EUR 22.4 billion. The amortized cost (after prior impairments) at the date of the transaction was also approximately EUR 22.4 billion. The transaction (the difference between the sales proceeds and amortized cost) resulted in a loss of EUR 109 million after tax. The fair value under IFRS at the date of the transaction was EUR 15.2 billion. The difference between the sales proceeds and the fair value under IFRS is an integral part of the transaction and therefore accounted for as part of the result on the transaction. The transaction resulted in a reduction of the negative revaluation -and therefore increase equity- by approximately EUR 5 billion (after tax).

The valuation method of the 20% Alt-A securities in the IFRS balance sheet is not impacted by this transaction. The methodology used to determine the fair value for these assets in the balance sheet under IFRS is disclosed in the 2008 Consolidated Annual Accounts of ING Group.
The European Commission has temporarily approved ING Groep N.V.’s Core Tier 1 securities and the Illiquid Assets Back-up Facility with the Dutch State. Final approval requires ING Groep N.V. to submit a restructuring plan in accordance with guidelines published by the Commission on July 22, 2009 for financial institutions that received aid in the context of the financial crisis. ING Groep N.V. is currently reviewing strategic options to facilitate its continued transformation and realize its ambition to repay the Dutch State. The process will also support ING Groep N.V.’s efforts to meet the restructuring requirements set out in the guidelines published by the European Commission. The state aid process is formally one between the Dutch Ministry of Finance and the Commission, and ING Groep N.V. is working constructively with both parties to come to a resolution in the interest of all stakeholders. In-depth discussions will soon commence, the outcome of which can not be predicted, but could lead to significant changes for ING Group going forward.
2.5.17 Fair value of financial assets
The methods used are disclosed in the 2008 Consolidated Annual Accounts of ING Group. The breakdown of assets by Reference to published price quotations in active markets, assets valued using Valuation techniques supported by market inputs and Assets valued using Valuation techniques not supported by market inputs was impacted in the first half year of 2009 by the following:
•	The derecognition of Alt-A securities as disclosed in Note 2.5.16 resulted in a reduction in Valuation techniques not supported by market inputs of EUR 15.2 billion.

•	The “reclassification in the first quarter” from Available-for-sale to Loans and advances to customers as disclosed in Note 2.5.6 resulted in a reduction in Valuation techniques supported by market inputs of EUR 22.8 billion.

•	Certain Asset Backed Securities were reclassified from Reference to published price quotations in active markets to Valuation techniques not supported by market inputs during the first quarter because the relevant markets had become inactive; subsequently these were reclassified to loans during the second quarter.
2.5.18 Related party transactions
In the normal course of business, the Group enters into various transactions with related companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.
Transactions with related parties (Joint ventures and associates) and Key management personnel compensation are disclosed in Note 32 ‘Related Parties’ in the ING Group 2008 Annual Accounts. Following the transaction as disclosed in Note 2.5.16 above, the Dutch State is now a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and on an at arm’s length basis. No other material changes in related party disclosures occurred.
2.5.19 Dividend paid
On November 12, 2008, ING Groep N.V. issued EUR 10 billion non-voting equity securities to the Dutch government. Dividends have to be paid if (interim) dividend is being paid to the holders of ordinary shares. As a result of the interim dividend paid on ordinary shares in 2008 ING recognized a dividend payable of EUR 425 million to the Dutch State as per December 31, 2008. On May 12, 2009 this dividend was paid out. Reference is made to the 2008 Consolidated Annual Accounts of ING Group for more detailed information on this transaction.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By:	/s/ P. Flynn

P. Flynn
Chief Financial Officer

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control
Dated: September 8, 2009